Fronteer

The Science of Discovery

2007 Annual Report

Our focus is gold.

Our focus is gold. We believe strength, stability and value are timeless assets. History has proven gold to be a steadfast store of value and safeguard against currency instability. To date, we have built a resource of five million ounces gold equivalent* and growing.

Our vision is to become a multi-billion-dollar, gold-growth company advancing a pipeline of projects stretching from exploration through to production. To achieve this, we remain committed to building long-term value through ongoing discovery and resource growth. Year-in, year-out, we continue to rapidly expand our gold resource base in stable geopolitical regions providing low technical risk and the potential for big, robust deposits. Over the next two years, we believe we have the potential to double our gold resource.

To date, we have built a resource of five million ounces gold equivalent* and growing.

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Fronteer’s uniqueness lies in our ability
to make big discoveries and grow in safe,
friendly mining jurisdictions.

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A scarcity factor plagues the resource sector – good projects in good places are hard to find. Supply shortages, decreasing global reserves and increasing costs have led to rising commodity prices. Fronteer’s uniqueness lies in our ability to make big discoveries and grow in safe, friendly mining jurisdictions. This past year, one of our biggest discoveries was NewWest Gold Corp.

In September 2007, we acquired the company, adding 3.5 million ounces gold equivalent* to our project resource base and securing ownership of one of the largest portfolios of mineral rights in Nevada. We now operate in a region that has produced 169 million ounces of gold with remaining reserves of more than 84 million ounces. Fronteer has an interest in 19 projects over 600,000 acres, located on every prolific gold trend in Nevada. Twelve of these projects have drill-indicated gold mineralization – and we plan to aggressively unlock the true value of every one.

* Details, including cut-off grades, of all project resources are provided in the Management’s Discussion and Analysis section of this annual report.

Good projects
in good places.

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We grow our
big deposits.

We aim to double our attributable,
gold-equivalent resource base to
10 million ounces.

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All of our existing deposits are getting bigger with the potential for a significant amount of value still to be unlocked. In 2007, the combined resource estimate for two of the three deposits comprising the mineral district we built in northwestern Turkey increased 53% to 3.5 million ounces gold equivalent.* The third project, Halilaga, has all the hallmarks of a world-class copper-gold deposit, with its true potential yet to be tested.

In Nevada, Fronteer is investing in a US$14-million exploration/development program that includes updating the resource estimate for our Northumberland gold project and adding new gold ounces to the balance sheet by creating a first-ever resource at Long Canyon, a discovery defining an entirely new gold trend. Over the next two years, we aim to double our attributable, gold-equivalent resource base to 10 million ounces. In Labrador, Fronteer’s Aurora Energy Resources has increased its resource estimate for its six uranium deposits to 134 million pounds*, with significant potential for further growth to be realized in the near-term.

* Details, including cut-off grades, of all project resources are provided in the Management’s Discussion and Analysis section of this annual report.

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Through discovery success and resource growth, Fronteer is now positioned for significant potential future revenue.

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We don’t waste time
on small deposits.

We don’t waste time and money on small deposits. Through discovery success and resource growth, Fronteer is now positioned for significant potential future revenue from several projects located in good jurisdictions with excellent infrastructure. Our strategic partnerships are structured to see us through to production with minimal financial or operational risk.

In Turkey, our senior partner Teck Cominco has the option of taking Halilaga into production, at little up-front cost to Fronteer, in exchange for an additional 10% interest. In Nevada, we have arranged for Newmont Mining Corporation to rapidly advance our Sandman gold project to a production decision within 36 months to earn a 51% interest. We have regained an undivided 100% interest in Northumberland, one of the largest undeveloped Carlin-style gold deposits in Nevada. Through our 42.3% interest in Aurora Energy Resources, Fronteer also has exposure to a world-class uranium district pipeline advancing toward feasibility.

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President’s message

Fronteer is exposed to approximately
$67 million in global exploration/
development, at a cost to the company
of only $17 million.

Fronteer continues to deliver significant value to its shareholders through a combination of discovery success and asset growth. In late 2007, our discovery success extended to the completion of our first M&A transaction with NewWest Gold Corp (“NewWest”).

Our team recognized deep value and resource upside in NewWest’s portfolio, which had been essentially privately held for more than 20 years. We believe our aggressive and focused exploration approach can unlock the portfolio’s long hidden value quickly and cost effectively.

When the deal closed, we initially added 2.0 million gold-equivalent ounces to our resource balance sheet. Since then, we realigned our relationship with Newmont Mining Corp., our senior Nevada partner, to regain a 100% interest in the Northumberland deposit, adding 1.5 million resource ounces to Fronteer. In total, 3.5 million gold-equivalent, resource ounces were acquired for our shareholders at a cost of approximately $47 per ounce. As our efforts mature and unfold in Nevada over the next year, we are confident our total average cost-per-ounce in Nevada will decrease as we expand our deposits organically.

Along with gold ounces, our deal with NewWest added invaluable human resources. We have retained a strong stable of senior talent providing project continuity, long-term Nevada experience and a passion for both the rocks and the district’s potential.

Nevada is an excellent platform for gold growth and a great complement to what we continue to build in Turkey with our joint-venture partner Teck Cominco (“Teck”). Over the past year, we have seen our two big gold deposits in Turkey grow more than 50% to reach a total resource size of 3.5 million ounces.* We believe there is still significant resource upside at Kirazli and Agi Dagi and a number of new targets will be drill-tested this year.

Perhaps the most meaningful deposit to emerge from Fronteer over the past three years has been Halilaga – a large porphyry copper-gold discovery made in the shadow of Agi Dagi. We plan to complete Halilaga’s first resource estimate within two years. Teck intends to undertake a US$3-million program at Halilaga this year, which would include important grid drilling at the known copper-gold discovery, as well as highly promising untested areas. While still

* Details, including cut-off grades, of all project resources are provided in the Management’s Discussion and Analysis section of this annual report.

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at a relatively early stage, Halilaga has many of the hallmarks of a significant and robust system in terms of size, grade, infrastructure and metallurgy. Halilaga could become a “company- maker”: the deposit has a target potential that could more than triple our attributable gold ounces in Turkey and transform Fronteer into a multi-billion-dollar growth company.

Fronteer’s Aurora Energy Resources has also realized growth in the past year. Aurora’s new uranium resource base has surpassed our annual target, increasing by 39% to 134 million pounds in just over a year. This new global estimate is comprised of the Michelin and Jacques Lake deposits, as well as four newly estimated nearby satellite deposits called Rainbow, Nash, Inda, and Gear. More importantly, we have succeeded in demonstrating that Aurora’s new uranium district hosts a true pipeline of projects that have growth potential, which could help sustain a long life, world-class mining camp.

Fronteer boasts a healthy treasury that can meet our exploration capital needs for the near future. In 2008, Fronteer has a global exploration budget of approximately $17 million. Through our advantageous joint-venture agreements and strategic investments, Fronteer is exposed to approximately $67 million in exploration, a budget typical of a mid-tier gold producer.

Over the next two years, we are seeking to double our attributable resource base to 10 million ounces. We believe there is a fertile opportunity to create the next high-quality, mid-tier growth company in the gold sector. Our projects are big and robust with enormous growth upside. We also remain very focused on evaluating the gold space for value on the M&A front. The addition of a producing or near-term producing asset would be an important addition to complete our pipeline.

We have a strong owner’s team and a solid foundation of value underpinned by our ownership of large gold projects in geopolitically stable parts of the world. Building on this strong foundation, we intend to continue our growth through exploration, development and acquisition to deliver another outstanding year for you all.

/s/ Mark O'Dea

Dr. Mark O’Dea, Ph.D., P.Geo.
President and CEO

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Chairman’s message Investment focus will shift to exploration/ development companies adding gold ounces to their balance sheet.

The acquisition of New West Gold Corp. provides an exciting platform for growth as a result of our new exposure to gold in Nevada. “Good projects in good places” continues to be our value driver. Nevada produces 12% of the world’s gold, has a rich 150-year mining history and boasts one of the highest ratings for mining-friendly jurisdictions. Fronteer not only now owns a huge land-base, but a portfolio of advanced-stage projects, including Northumberland – one of the largest undeveloped gold deposits in Nevada.

The opportunity is great. World credit markets have tightened. Gold is increasingly being sought as both a currency hedge and store of value. Forecasts remain optimistic on future gold prices. And, importantly, investment focus will shift to exploration/development companies adding gold ounces to their balance sheet.

We expect significant increases in our gold resources as the result of our acquisition of NewWest. Our aim is to grow existing deposits and build new discoveries, like Long Canyon, a discovery defining an entirely new gold trend.

Fronteer can commit more money and human capital than NewWest has been able to accomplish in their short history. We are well funded and well respected for our ability to translate our Science of Discovery into shareholder value.

In 2008, our main focus will clearly be gold in Nevada. However, we will continue to build on our achievements in Turkey and nurture our uranium investment in Aurora Energy Resources Inc.

The year just passed has seen robust growth within Fronteer. Looking forward, I am satisfied Fronteer has a large pipeline of prized deposits to grow and develop.

The Board is grateful for management’s extraordinary efforts. It is their skill, experience and insightful decision making that have made Fronteer what it is: a dynamic and proven vehicle for growth and development.

Your Board believes that shareholders will see significant value added by the Fronteer management team in the year ahead.

/s/ Oliver Lennox-King

Oliver Lennox-King
Chairman

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Financial Statements

12	Management’s Discussion and Analysis
35	Management’s Responsibility for Financial Reporting
35	Management Report on Internal Control Over Financial Reporting
36	Independent Auditor’s Report
37	Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference
38	Consolidated Financial Statements
42	Notes to the Consolidated Financial Statements

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Management Discussion and Analysis
For Year Ended December 31, 2007

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Fronteer Development Group Inc. (the “Company”) as at December 31, 2007, and the related notes thereto. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). Measurement differences between Canadian and U.S. GAAP that would affect the Company’s reported financial results are disclosed in Note 18 of the Financial Statements. This MD&A is dated as of March 27, 2008.

Overview

The Company is a gold-focused exploration and development company committed to discovering and advancing big deposits with strong production potential. The company’s vision is to become a multi-billion-dollar, gold-growth company advancing a pipeline of projects stretching from exploration through to production. The Company has an interest in several major gold and copper-gold projects throughout Nevada and northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, the company’s key projects include Northumberland, one of the largest undeveloped Carlin-style gold deposits in the region; Long Canyon, a discovery defining an entirely new gold trend; and, Sandman, a property which Newmont Mining Corporation has agreed to advance to a production decision within 36 months. In Turkey, Fronteer has built and retained a 40% interest in a new mineral belt that includes two robust gold deposits and a third deposit boasting all the hallmarks of a world-class copper-gold porphyry in terms of size and grade. Fronteer is also the largest shareholder at 42.3% of Aurora Energy Resources Inc. (“Aurora”), a company focused on advancing a pipeline of growing uranium deposits in Newfoundland and Labrador, Canada.

     The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol FRG. At March 27, 2008, the Company owned 42.3% of Aurora. Aurora is listed on the Toronto Stock Exchange under the symbol AXU.

     Highlights for the twelve months ending December 31, 2007, through the date of this report are:

  In December 2007, the Company granted Teck Cominco’s Turkish subsidiary (“TCAM”), an extension to December 31, 2008 on its election whether to earn an additional 10% interest in the Halilaga property. To earn the additional 10% interest in Halilaga, TCAM must notify Fronteer before December 31, 2008, that it intends to complete a feasibility study within four years of the notification date. If a production decision is made, TCAM will use its best efforts to arrange project debt financing for at least 60% of the capital costs and offer to loan Fronteer the remaining equity component of project financing at commercial lending rates. If TCAM fails to complete a feasibility study within four years from the notification date, its ownership percentage in Halilaga will remain at 60%. TCAM has agreed to solely fund a US$3,000,000 exploration program on Halilaga in 2008, in exchange for the extension.

  On September 24, 2007, the Company completed the acquisition of NewWest Gold Corporation (“NewWest”). The Company issued 15,181,920 Common Shares with a value of $160,017,437 in exchange for 100% of the issued and outstanding shares of NewWest. NewWest has one of the most strategic precious metal exploration portfolios assembled in Nevada with a pipeline of 19 projects covering approximately 620,000 acres. The Company believes that there is significant potential for further discovery and resource expansion and future production potential on these projects. This transaction provides an excellent fit with the Company’s business model of providing the opportunity of high returns by making large discoveries and growing organically.

  In July and August 2007, TCAM completed the earn back on the Company’s Kirazli, Agi Dagi and Halilaga gold and copper- gold deposits in northwest Turkey. As a result, the Company now owns 40% of each of these properties. The Company will develop Agi Dagi and Kirazli together with TCAM, on a 40%/60% basis, while the Company awaits TCAM’s decision in December 2008, regarding earning back on an additional 10% of Halilaga.

  On March 15, 2007, the Company closed a short-form prospectus offering (the “Offering”) to sell 4,498,000 common shares (including overallotment) at a price of $14.75 per share, raising gross proceeds of $66,345,500. The Underwriters received a cash commission of 5.0% of the gross proceeds.

  During the second quarter of 2007, the Company made two additional investments in Latin American Minerals Inc. (“LAT”). Subsequent to year end, the investment was sold.

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Selected Annual Information The following financial data are derived from the Company’s financial statements for the fiscal years ended December 31, 2007, 2006 and 2005:

     Wages and benefits costs increased to $2,297,910 for the year ended December 31, 2007, from $1,424,237 in the same period in the prior year due to an increase in the overall number of employees after the acquisition of NewWest and expansion of activities in Turkey, a general increase in administrative salaries and an increase in year over year bonuses paid. Bonuses were determined in part based upon the year over year percentage change in daily average share price. Exploration staff salaries for work performed on a specific project are deferred to exploration properties and deferred exploration expenditures when incurred.

     Investor relations, promotion and advertising expenses increased slightly over 2006 to $820,275 as compared to $705,306. The increase was primarily attributable to increased marketing activities following the NewWest acquisition, as the Company focused efforts to increase awareness of the gold component of its asset portfolio.

     In July 2007, the Company received the final results of it exploration work on the San Pedro and Clara properties in Mexico. Due to unsatisfactory exploration results, the Company has decided to halt further exploration of these properties and return the properties to Teck Cominco. Accordingly, the Company wrote-off all deferred costs of these projects totalling $1,765,185. At the same time, the Company elected to discontinue the Agua Grande project in Mexico which resulted in additional write-downs. As a result, the Company is no longer active in Mexico.

     Office and general expenses for the year ended December 31, 2007 were $597,004 as compared to $295,984 for the same period in the prior year. The increase in office costs is primarily attributable to increases in insurance costs and additional administrative costs associated with the acquisition of NewWest.

     Legal fees have increased to $345,851 for the year ended December 31, 2007 from $207,706 for the year ended December 31, 2006. The increase in legal fees period over period is due to legal costs of managing the Company’s investment in Aurora and establishing clear corporate governance guidelines.

     Listing and filing fees increased from $121,311 in 2006 to $220,560 in 2007 as a result of increased TSX annual listing fees and fees for listing shares reserved under the Company’s employee stock option plan.

     Accounting and audit fees increased to $297,802 in 2007 from $212,165 in 2006, primarily due to increased costs to become SOX 404 compliant and fees paid to assist the Company with the increased accounting complexity of its operations.

     The Company recognized a dilution gain of $43,039,000 for the year ended December 31, 2007 as compared to a dilution gain of $26,489,773 for the year ended December 31, 2006. The Company recognizes a dilution gain when its interest in Aurora is reduced as Aurora issues additional shares. It represents the fair value of the Company’s share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company’s investment in Aurora is reduced. In 2007, Aurora raised gross funds of $111,672,000 by way of a bought deal financing at prices in excess of those raised in 2006, resulting in an increase in the dilution gain realized.

	2007	2006	2005
Total revenues	Nil	Nil	Nil
Net income (loss) before
discontinued operations	$20,374,741	$15,015,635	($5,295,943)
Basic and diluted earning (loss)
per share before discontinued	Basic $0.29	Basic $0.27	$(0.12)
operations	Diluted $0.28	Diluted $0.25	$(0.12)
Net income (loss)
for the year	$20,374,741	$15,011,639	($5,304,538)
Basic and diluted earnings
(loss)	Basic $0.29	Basic $0.27	$(0.12)
per share	Diluted $0.28	Diluted $0.25	$(0.12)
Total assets	$426,437,437	$102,311,386	$33,802,467
Long-term liabilities	$55,986,031	$1,572,172	$1,137,612
Cash dividends declared	Nil	Nil	Nil

Results Of Operations –
December 31, 2007 Vs December 31, 2006

The Company’s net income before discontinued operations for the year ended December 31, 2007 was $20,374,741 or $0.29 per share compared to net income before discontinued operations of $15,015,635 or $0.27 for year ended December 31, 2006. Contributing to the year-over-year differences was the recognition of increased dilution gains on the Company’s investment in Aurora, and an increase in interest income earned on cash reserves. Offsetting the increases in other income were year over year increases in operating expenses such as stock-based compensation expense, property investigation costs, wages and benefits expense, investor relations and promotion expenses, office and general expenses, legal fees, listing and filing fees and accounting and audit fees.

     Stock-based compensation expense for the year ended December 31, 2007 increased to $8,732,286 from $3,035,209 for the year ended December 31, 2006. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option. The large increase is directly attributable to approval by shareholders of new option grants at the May 2, 2007, annual general meeting in conjunction with approval of a new option plan. The grants occurred in February, but the expense was not recognized until the options received shareholder approval in May.

     Property investigation costs increased to $2,439,782 in 2007 compared to $594,895 in 2006. The Company is actively investigating new projects, primarily in Turkey and Nevada and has incurred costs exploring numerous properties in an attempt to identify new projects or companies for acquisition. The costs of this exploration are written off as property investigation costs until a specific property is acquired, after which exploration costs will be capitalized.

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     Interest income increased to $3,828,844 for the year ended December 31, 2007, compared to $1,309,550 for the same period in the prior year. The change is attributed to an increased overall cash balance in 2007, compared to 2006, and a slight increase in interest rates realized on its invested cash.

     The Company recognized a mark-to-market loss on its derivative financial instruments of $168,113 for the year ended December 31, 2007, as compared to $nil for the year ended December 31, 2006. The Company treats the share purchase warrants it holds in LAT as derivative financial instruments which must be marked to market every reporting period, with changes in the fair value of the financial instrument recorded in the statement of operations. See below for a discussion of this change in accounting policy. The Company also realized a loss on the sale of marketable securities of $366,143, compared to a mark-to-market gain on the same investments in 2006 of $117,639.

     The Company also picked up its percentage of the operating loss of Aurora for the year ended December 31, 2007 which totaled $3,850,471 as compared to $6,974,120 for the year ended December 31, 2006. The difference primarily relating to decreased stock based compensation expense realized by Aurora.

     Total assets at December 31, 2007, increased to $426,437,437 from $102,311,386 at December 31, 2006, primarily as a result of the NewWest acquisition (as further discussed below) and an equity financing which closed on March 15, 2007 and which raised gross proceeds of $66,345,500. In addition, for the year ended December 31, 2007, the company realized cash inflows from the exercise of warrants and options of $6,278,394, offset by cash exploration expenditures of $8,309,527 and cash outflows from operations of $3,371,807.

     The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Acquisition of NewWest Gold Corporation

On September 24, 2007, the Company completed the acquisition of 100% of the issued and outstanding shares of NewWest on the basis of 0.26 shares of the Company for each share of NewWest. The transaction has been accounted for as an acquisition of assets, and has resulted in the Company acquiring 19 precious metals exploration properties primarily located in the state of Nevada of the United States.

Based upon the September 24, 2007, balance sheet of NewWest, the allocation of the purchase price, is summarized in the table below:

Purchase price:	$
15,181,920 common shares of Fronteer	160,017,437
518,050 stock options of Fronteer	1,615,416
Acquisition costs	2,889,781
164,522,634

Net assets acquired:
Current assets	3,356,579
Other assets	2,353,343
Exploration properties and deferred
exploration expenditures	212,052,383
Asset retirement obligations – current	(503,268)
Asset retirement obligations – long term	(746,450)
Other liabilities	(1,012,132)
Future income tax liability	(50,977,821)
164,522,634

Results Of Operations –
December 31, 2006 Vs December 31, 2005

The Company’s net income before discontinued operations for the year ended December 31, 2006 was $15,015,635 or earnings per share of $0.27 compared to a net loss of $5,295,943 or loss per share of $0.12 for the year ended December 31, 2005. Contributing to the year-over-year difference were the recognition of dilution gains on the Company’s investment in Aurora, offset by the Company’s pick up of its percentage of the operating loss of Aurora, an increase in stock-based compensation expense, wages and benefits costs, accounting and audit, legal, property investigation costs and interest income, offset by decreases in investor relations, promotion and advertising costs and write-downs of exploration properties.

     In March 2006, the common shares of Aurora were successfully listed on the Toronto Stock Exchange. The resulting dilution reduced the Company’s ownership in Aurora from 56.8% to 50.2%. Subsequent to Aurora’s IPO, the Company’s ownership in Aurora decreased to 47.2% as of December 31, 2006 due to the issuance of additional common shares on exercise of the underwriters’ over- allotment option, an additional private placement and financing in October and the exercise of underwriter warrants and the exercise of employee stock options. The Company realized a dilution gain for the year ended December 31, 2006 of $26,489,773. The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora.

     Effective March 22, 2006, the Company began to account for its investment in Aurora through the equity method as it no longer has the unequivocal right to elect the majority of directors of Aurora and there are no other agreements or instruments in existence that would give it that right in the future. For the year ended December 31, 2006, the Company included in net income its share of the loss of Aurora of $6,974,120, the majority of which relates to stock- based compensation expense. Aurora was not incorporated until June 2005, and substantially all of its costs to December 2005 were exploration related and capitalized to its balance sheet.

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     Stock-based compensation expense is comprised of the fair value of stock options granted to employees and consultants that vest in the period. Stock-based compensation expense for the year ended December 31, 2006 increased to $3,035,209 from $840,528 for the year ended December 31, 2005. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black- Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option.

     Wages and benefits costs increased to $1,424,237 for the year ended December 31, 2006, from $958,115 in the prior year. The increase in wages and benefits costs are attributed to year-over- year salary changes, an increase in the number of employees and increases to employee bonuses.

     Property investigation expense increased to $594,895 for the year ended December 31, 2006 as compared to $251,507 for the year ended December 31, 2005. The increase in expenditures year- over-year relates to costs associated with investigating the numerous opportunities presented to the Company for consideration and includes travel costs to visit the properties or companies under consideration and other due diligence costs as required.

     Office and general expenses for the year ended December 31, 2006 were $295,984 as compared to $232,009 in the prior year. The increase in costs for the year to date is directly attributed to the move to larger office premises in February 2006, the hiring of additional staff and the opening of an office in Ankara, Turkey in April 2005. In addition, insurance costs increased as a result of the Company’s Amex listing in June 2005.

     Accounting and audit expenses increased to $212,165 for the year ended December 31, 2006 as compared to $97,714 for the year ended December 31, 2005. The increase in expenditures relates to costs incurred to comply with Sarbanes-Oxley legislation.

     Legal fees have increased to $207,706 for the year ended December 31, 2006 as compared to $117,478 for the year ended December 31, 2005. The increase is primarily attributed to fees paid to special counsel hired by the Special Committee of the Board to assist the Board with respect to various corporate governance issues.

I     nterest income increased to $1,309,550 as compared to $467,525 in the prior year, primarily due to significantly higher average cash balances in 2006 versus 2005. Cash is invested either in interest-earning accounts or term deposits until required.

     Investor relations, promotion and advertising expense decreased to $705,306 for the year ended December 31, 2006 as compared to $886,429 for the year ended December 31, 2005. The decrease in expense is attributed to decreased costs associated with the Company’s website, and lower fees paid to consultants and analysts to arrange meetings with potential investors and tours of the Company’s properties.

     During 2005, due to unsatisfactory exploration results, the Company decided to discontinue exploration on the remaining properties in the Northwest Territories, Ontario and Chiapas, Mexico, resulting in a write-down of $2,397,169 of previously capitalized exploration and acquisition expenditures associated with these properties. During 2006, the Company had minimal property write-downs on minor properties totalling $98,784.

     Total assets at December 31, 2006 increased to $102,311,386 from $33,802,467 at December 31, 2005, primarily as a result of the bought deal financing which closed in June 2006 and raised gross proceeds of $38,400,000, and the recognition of a dilution gain from the Aurora IPO and a corresponding increase in the investment in Aurora, accounted for by the equity method to $37,508,155. In addition, for the year ended December 31, 2006, the Company realized cash inflows from the exercise of warrants and options of $12,118,865 which were offset by exploration expenditures of $6,298,162, cash outflows from operations of $2,388,335 and a further investment in Aurora of $10,000,002.

     The Company has recorded a future income tax liability of $1,572,172, primarily arising on the difference between the accounting and tax values of mineral property expenditures in Turkey and the investment in Aurora. In 2005, the Company recorded a future income tax liability arising on the purchase price allocation of additional shares of Aurora.

     In addition, during 2006 the Company acquired marketable securities at a total cost of $4,019,817. During 2006 the Company sold $601,059 of these securities, realizing a gain of $117,639. At December 31, 2006, these marketable securities had a fair market value of $4,177,285.

     The Company has completed two financings in the past two years. In May 2006, the Company completed a bought deal short form prospectus offering, pursuant to which it issued an aggregate of 6,000,000 Common Shares at a price of $6.40 per Common Share. The use of proceeds as disclosed in the prospectus was as follows:

Disclosed Use of Proceeds
Advanced early stage exploration activities on the Company’s Biga
Properties, Yukon Properties and Mexico Properties	$5,000,000
Further exploration of the Company’s Biga Properties, Yukon
Properties and Mexico Properties, if warranted	$10,000,000
Search for and acquisition of additional property interests or
companies holding such properties	20,000,000

     In March 2007, the Company completed an overnight marketed deal prospectus offering, pursuant to which it issued 4,498,000 common shares (including overallotment) at a price of $14.75 per share, raising gross proceeds of $66,345,500. The use of proceeds as disclosed in the prospectus was as follows:

Disclosed Use of Proceeds
Search for and acquisition of mineral resource properties or companies
holding such properties which meet the Company’s acquisition criteria	$53,251,250
General corporate purposes	$4,000,000

     The Company continues with the exploration of its Biga Properties, Yukon Properties and has abandoned its Mexican properties do to poor exploration results. The Company completed a share for share acquisition of NewWest, preserving much of the funds raised for acquisitions in the future. The Company has unhedged gold resources in the ground in politically secure regions. The Company plans to grow through additional discovery success on its existing properties and will continue to seek, with a dedicated staff, new projects or companies for acquisition or merger.

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Significant Exploration Projects

Exploration and acquisition expenditures, net of recoveries for the year ended December 31, 2007 and 2006 totalled $907,559 and $4,266,412 in Turkey, $480,827 and $1,267,475 in Mexico, and $5,246,273 and $2,624,285 in the Yukon, Canada, respectively. The Company has also expended $1,781,905 on its properties in the USA from the date of acquisition on September 24, 2007 up to December 31, 2007.

The Northumberland Property

The Northumberland Property, owned 100% by the Company, is located in northern Nye County in central Nevada, approximately 250 miles east-southeast of Reno, Nevada. All known mineral deposits at Northumberland are located on fee lands (100% privately owned). The Northumberland Project is comprised of approximately 38,000 acres of land, of which there are approximately 3,900 acres of patented mining claims, patented millsite claims, and fee lands, all of which are owned or controlled by the Company. The fee lands include two blocks, the upper site (the “Upper Site”) and lower site (the “Lower Site”). All resource and identified mineral deposits are located at the Upper Site. Some of the processing and other mining infrastructure from former mining operations is located at the Lower Site. The Northumberland deposit was the most significant asset acquired as a result of the NewWest acquisition as it is one of the largest undeveloped Carlin style deposits in Nevada.

     The potential to find additional gold resources at Northumberland is considered by the Company to be excellent, both within the deposit area and other portions of the large property holdings. The possibility of high-grade gold mineralization within structurally controlled zones in the core areas of the deposits warrants careful evaluation and drill testing. There is also potential to discover additional mineralization in the general area of the deposits in geologic settings similar to the known deposits. There are a number of targets well beyond the limits of the existing mineral resources (outlined below), however, only a few have been drilled.

     The Northumberland Property digital database includes information regarding an aggregate of over 1,500 drill holes totalling approximately 608,000 feet of drilling drilled from 1968 through 2007 by various companies, including Homestake Mining Company, Idaho Mining Corporation, Cyprus, and Newmont Mining Corporation (“Newmont”) by air-track, conventional rotary, reverse circulation and diamond core methods.

     The Company has identified eight spatially related contiguous gold deposits at the Northumberland Property in an arcuate belt approximately 1.6 miles long in an east-west direction and 0.3 miles wide. Of the three most significant deposits at Northumberland, the Zanzibar deposit is the largest. The Zanzibar deposit is a tabular body of largely sulfide mineralization exposed in the highwall of the Chipmunk pit that continues southwest for 4,700 feet down the west-dipping limb of the Northumberland anticline to a drilled depth of 2,800 feet. The mineralized zone is up to 140 feet thick and is mainly hosted in silicified fault breccia. The deposit remains open to the west.

     The Chipmunk deposit is 2,000 feet long in an east-west direction and 700 feet wide. A high grade core zone occurs along the Chipmunk lineament where the deposit is locally up to 170 feet thick. The highest point of the Chipmunk deposit has been exposed in the bottom of the Chipmunk pit, with the eastern half of the deposit below the pit and the western half below the pit highwall, 750 feet below the surface. A significant portion of the deposit is oxidized.

     The Rockwell deposit is located west of and on the same horizon as the Chipmunk deposit. Drilling through 2005 indicates that it is at least 400 feet wide and with an undetermined strike length. Gold mineralization occurs throughout the Hanson Creek dolostone and extends well up into the Roberts Mountain Formation where gold grades are highest.

     In 2007, Northumberland was governed by the terms of a joint venture agreement between the Company and Newmont. Effective February 2008, the Company and Newmont entered into a new arrangement so that Newmont gained the right to acquire up to a 60% interest in the Sandman property (see further details below on the Sandman letter of intent (“LOI”)). The Company regained 100% control of Northumberland, while gaining access to Newmont’s proprietary flotation technology for any future processing of Northumberland ore. From 2004 through 2007, Newmont spent approximately $8,700,000 exploring Northumberland.

     The holding costs for the properties at Northumberland, include a per claim maintenance fee of $125 payable annually to the Bureau of Land Management (“BLM”), plus related filing and recording fees, applicable to unpatented mining claims total US$232,966 per year. A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays the annual advance royalties of $20,000 to the lessor. These payments are credited against a 4% NSR from minerals produced from the claims. These claims are located outside of the known resource area. A small portion of the area on which the Northumberland Project deposits are currently located is subject to an NSR royalty of 1% payable to a third party lessors.

{ 16 }

Northumberland has a National Instrument 43-101 compliant resource estimate that exists entirely on private land, as follows1:

Measured Gold						Indicated Gold				Measured and Indicated Gold
	Cut off		Grade	Grade	Au		Grade	Grade	Au		Grade	Grade	Au
Type	oz/ton	Tons	oz/ton	g/tonne	Ounces	Tons	oz/ton	g/tonne	Ounces	Tons	oz/ton	g/tonne	Ounces
Oxide	0.01	8,951,000	0.034	1.166	302,000	6,793,000	0.033	1.131	221,000	15,744,000	0.033	1.131	523,000
Sulph.	0.04	3,903,000	0.094	3.223	368,000	9,441,000	0.097	3.326	912,000	13,344,000	0.096	3.291	1,280,000
Sulph	0.1	144,000	0.159	5.451	23,000	1,678,000	0.138	4.731	232,000	1,822,000	0.140	4.800	255,000
Total		12,998,000	0.053	1.817	693,000	17,912,000	0.076	2.606	1,365,000	30,910,000	0.067	2.297	2,058,000

Inferred Gold						Inferred Silver Resources
	Cut off		Grade	Grade	Au		Grade Ag	Grade Ag g/	Ag
Type	oz/ton	Tons	oz/ton	g/tonne	Ounces	Tons	oz/ton	tonne	Ounces
Oxide	0.01	1,007,000	0.036	1.234	36,000	16,751,000	0.127	4.354	2,127,000
Sulph.	0.04	1,846,000	0.094	3.223	174,000	15,190,000	0.168	5.760	2,552,000
Sulph	0.1	1,528,000	0.124	4.251	189,000	3,350,000	0.129	4.423	432,000
Total		4,381,000	0.091	3.120	399,000	35,291,000	0.145	4.971	5,111,000

1

These resources are from an independent NI 43-101 Technical Report, entitled Northumberland Project, Nye County, Nevada, USA, July 15, 2006 by Mine Development Assoc. for NewWest Gold Corp. Samples of drill core or RC chips were sampled on 5.0 ft or 1.52 m intervals and assayed by American Assay (ISO9002;2002) or ALS Chemex (ISO 9001;2000) for gold and silver by Fire Assay of a 30 gram (1 assay tonne charge) with an AA finish, or if over 10.0 ppm Au was re-assayed and completed with a gravimetric finish. Gold equivalent ounces calculated using a 55.37gold to silver ratio (Kitco Oct 5/07.)

     The Company has an exploration budget of approximately US$3,800,000 for Northumberland in 2008, with plans to drill for initial high-grade feeders to the defined deposits, and drill for new deposits at defined and newly generated district targets. New drill information will be used to update models for resource estimation and scoping studies. Target generation will include stratigraphic, structural, and geochemical studies on the large body of existing information, and on new data acquired to further test the large gold occurrence at Northumberland.

     The Company also plans to complete a resource update, expected by the end of the second quarter of 2008, which will incorporate over two years of additional drilling done by Newmont, at Northumberland.

Sandman project

The Sandman Project is an advanced exploration project with drill delineated gold mineralization. The property holds four partially defined gold deposits that are near surface, potentially both mineable by open pit and leachable. In addition, there are numerous additional exploration targets. The mineralization includes very high grades locally, is oxidized and near surface. Drilling programs since 2004 have expanded existing deposits laterally and at depth. Recent drill results include thick continuous zones of mineralization and numerous holes with multiple zones of mineralization. The Sandman Project is undergoing active drill programs to expand the size of known deposits and to define new mineralized zones.

     Sandman is located approximately 13 miles west of the town of Winnemucca, Nevada, and consists of 588 unpatented lode mining claims owned by the Company and approximately 6,700 acres of fee lands, which were subleased from Newmont beginning in September 1997, for a total of approximately 19,000 acres.

     The annual payments required to the BLM and county for Sandman and nearby 10-mile project total approximately US$96,399, which includes an annual $125 per claim maintenance fee, plus related filing and recording fees, applicable to the

Company’s unpatented mining claims. Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company is required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. As a result of the Sandman Letter of Intent (“LOI”), these lease payments and annual BLM and county fees will be paid by Newmont during the term of the LOI. Sandman is also subject to NSR’s on various of its mineral claims ranging from 1% to 6%.

     Subsequent to year-end, the Company and Newmont signed a LOI whereby Newmont may earn an initial 51% interest in Sandman within 36 months by contributing mineral interests to the joint- venture, spending a minimum US$14,000,000 on exploration and making a production decision supported by a bankable feasibility study. Newmont may earn an additional 9% in Sandman by spending a further US$9,000,000 on development. Newmont will be allowed to credit against this Phase 2 earn-in obligation 60% of its actual expenditures to date at Northumberland, approximately US$5 million. Thereafter, the parties will fund the joint venture in accordance with their participating interests; however, Newmont shall have the right to recover the remaining 40% of its Northumberland expenditures (approximately US$3.75 million) from the net proceeds of the joint venture. Provided that Newmont has completed Phase 2 earn-in, Newmont shall be entitled to receive up to 90% of the Company’s proportionate share of the joint venture net proceeds distributions until the US$3.75 million is recovered.

     The Company retains a 2% NSR on production of the first 310,000 ounces at Sandman. The Company can also elect to have Newmont arrange financing for its 40% of development costs.

{ 17 }

The Sandman project has a National Instrument 43-101 compliant resource as follows[2]:

processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. An aggregate of approximately 1,900 acres of state- owned land which comprise a portion of the EGB Projects are covered by three separate leases for metalliferous minerals with the State of Utah at an annual cost of $4,433. A final lease requires payments at an annual cost of $4,000 until 2016. The annual holding costs payable to the BLM and various counties for the EGB Projects total US$30,348 without Long Canyon and US$75,742 with Long Canyon. Approximately 340 of the Long Canyon claims are subject to a 3% NSR, while the TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% - 5%.

     Plans for 2008 include an aggressive US$3,200,000 drilling program on the Long Canyon deposit, to extend the deposit along strike to the northeast, southwest, and down dip, with a goal of producing a 43-101 resource by year-end. Additional geophysical, geochemical and geological work will be conducted to further characterize and understand the gold system at Long Canyon and to develop and test new district targets. This expenditure should take the Company to its earn-in of 51% on the property.

     Plans for 2008 also include district-scale exploration throughout the remaining land holdings with a goal of making new discoveries.

Zaca Project

     The Zaca Project contains a large hydrothermal mineral system, a well defined gold-silver resource and potential for discovery of additional surface and underground-mineable deposits. The Zaca Project includes the Zaca deposit and several exploration targets.

     The Zaca Project is located in Alpine County, California, approximately 70 miles south of Reno, Nevada, approximately 15 miles west from the Nevada border. The Zaca Project consists of 182 unpatented lode mining claims covering approximately 3,000 acres and four patented mining claims covering 153 acres. The Company holds the Zaca Project as the assignee of a lease agreement.

     The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project, all of which pre-date NewWest’s acquisition of a leasehold interest in the property. The Company believes as a result of discussions with the USFS, that it will not be held responsible for the cost of the USFS response actions on the Zaca property that is the result of historic mining and exploration activities predating the Company’s leasehold interest in the property. To date, no liability has been recorded in the Company’s financial statements.

     There is a 5% Net Smelter Royalty (“NSR”) royalty payable to arm’s length parties on certain of the Sandman claims. The annual holding costs payable to the BLM and applicable counties for the Zaca Project is approximately US$22,853.

		Average Gold Grade	Contained Gold
	Tons	(oz Au/ton)	(oz)
Measured Resources	1,710,100	0.048	82,100
Indicated Resources	6,323,000	0.030	189,800
Total Measured and Indicated
Resources	8,033,000	0.034	271,900
Total Inferred Resources	1,418,000	0.027	38,000

Long Canyon Project

The Long Canyon Project, located in the Pequop Range, defines Nevada’s newest gold trend. It is the most significant of what is referred to by the Company as the Eastern Great Basin projects (“EGB”). The EGB properties consist of an extensive area of mineral rights across a broad region, and include Long Canyon and three other gold exploration projects.

     The EGB Projects properties are located in northeastern Nevada and northwestern Utah and consist of over 400,000 acres of fee lands on which the Company owns between 25% and 100% of the mineral interest, approximately 3,500 acres in unpatented mining claims, 1,900 acres of Utah state mineral leases, approximately 3,800 acres of leased fee lands on which a third party lessor owns a 61.76% interest in the mineral estate and approximately 6,000 acres of unpatented claims held by virtue of a joint venture with AuEx Ventures (“AuEx”) for the Long Canyon Project.

     In 2006, NewWest entered into a joint venture agreement for the Long Canyon Project with AuEx whereby the two parties combined their land positions in the Long Canyon area for an initial interest of 51% for NewWest. During Phase I of the project, NewWest is obligated, in order to retain the same interest, to spend $5 million of exploration expenditures within a five year period. As at December 31, 2007, the Company has spent approximately US$2,448,000 against this earn-in obligation. After completion of Phase I, NewWest may elect to complete a feasibility study, if warranted, thereby earning an additional 14%, bringing its interest to 65% and reducing AuEx’s interest in the project to 35%.

     The holding costs for the EGB Projects include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, but the fee lands have minimal holding costs and the lease lands have variable leasing costs. Approximately 3,800 acres of fee lands which comprise a portion of the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or

2
(1) Mineral resources have been estimated by Mine Development Associates  (“MDA”) in accordance with the standards adopted by the Canadian Institute  of Mining, Metallurgy and Petroleum (“CIM”) Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resources expressed in the tables above are based on the technical reports prepared by MDA entitled Updated Technical report, Sandman Gold Project, Humboldt County, Nevada, USA dated May 31, 2007. See a copy of the report on Sedar at www.sedar.com. The cut-off grade (expressed in ounces of gold per ton) for the Sandman Project measured, indicated and inferred resources is 0.01 for all of the shallow deposits and a 0.02 for the deeper zones at the Southeast Pediment deposit.

{ 18 }

Zaca has a National Instrument 43-101 compliant resource as follows3:

						Contained Gold
		Average Gold Grade	Average Silver Grade	Contained	Contained	Equivalent (4)
	Tons	(oz Au/ton)	(oz Ag/ton)	Gold (oz)	Silver (oz)	(oz Au-eq)
Measured Resources	8,097,000	0.019	0.704	151,000	5,700,000	236,000
Indicated Resources	18 730,000	0.014	0.707	266,000	13,242,000	464,000
Total Measured and Indicated Resources	26,827,000	0.016	0.706	417,000	18,942,000	700,000
Total Inferred Resources	329,000	0.018	1.033	6,000	340,000	11,000

3

Mineral resources have been estimated by Mine Development Associates (“MDA”) in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resources expressed in the tables above are based on the technical reports prepared by MDA as at May 24, 2006. Gold equivalent calculated at gold-silver ratio of 67:1. The cut-off grade for the Zaca Project measured, indicated and inferred resources is 0.01 ounces of gold equivalent per ton.

Carlin-Cortez Trends Projects

The Carlin-Cortez Trends properties encompass a large land position of roughly 138,000 acres located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The Company’s major project areas within the Carlin-Cortez Trends area are Rock Creek and several projects in the northern Carlin Trend, including Antelope Creek, Old Timers and Rimrock.

     The land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights. On approximately 1% of this land position, the Company owns only 3/8ths of the mineral rights. The land position also includes 99 unpatented mining claims. The property is a patchwork of the Company’s private lands interspersed with blocks of federal land and private lands held by other parties.

     The holding costs for the Carlin-Cortez Trends Project include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company’s unpatented mining claims totalling approximately US$30,505. The Company also is required to make annual lease payments to arm’s length lessors totalling approximately US$55,000.

     Of the 99 unpatented claims comprising a portion of the Carlin- Cortez Trends Project, 82 are subject to a 0.5% NSR royalty, and 42 are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

     The Company has an exploration budget of approximately US$1,100,000 in 2008, including a combination of core and RC drilling to test targets at the Goldsage and SW Antelope Creek targets. At Goldsage, 2 deep holes are planned to test for high- grade, lower plate hosted Carlin-style mineralization associated with known, drilled, upper plate mineralization, and a regional magnetic low. At SW Antelope Creek, 5 core holes are planned to test for epithermal, Midas-type mineralization hosted in Tertiary volcanics associated with surface geochemical anomalies and alteration.

Turkey

In July and August 2007, TCAM notified the Company that it had completed its earn back expenditures on Kirazli, Agi Dagi and Halilaga. TCAM and Fronteer currently operate each of the projects as a 60% / 40% joint venture. In the fourth quarter of 2007, TCAM notified the Company that it was not electing to earn back an additional 10% on the Agi Dagi and Kirazli projects.

     Agi Dagi is subject to a 2% NSR owing to an arm’s length party.

     The Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi and Kirazli resource areas, up to a maximum of 600,000 ounces and 250,000 ounces, respectively.

     TCAM may elect to earn an additional 10% interest in Halilaga by completing a final feasibility study by 2012, and arranging project financing. TCAM has been granted an extension to December 31, 2008 on its election whether to earn an additional 10% interest in the property, in exchange for TCAM solely funding a US$3,000,000 exploration program at Halilaga in 2008.

     The Company now holds its investment in the Agi Dagi, Kirazli and Halilaga projects through a 40% ownership interest in three separate Turkish subsidiaries of TCAM. These investments are now accounted for using the equity method.

     To earn back a 60% interest in Pirentepe, TCAM must spend approximately US$2,800,000. TCAM has informed the Company that approximately US$1,454,000 has been incurred on the earn-back on Pirentepe, as at December 31, 2007.

     In 2007, at Agi Dagi, TCAM completed a further 14,284 metres of drilling in 98 holes, collected 792 soil samples and 559 rock samples, produced an updated geological/structural/alteration map for the property, submitted a number of samples for petrographic and metallurgical studies, and initiated environmental baseline work. The focus of the 2007 drilling campaign at Agi Dagi was largely around the known resources at Delidagi and Babadagi and exploration drilling in the Fire Tower, Ayitepe, Tavsan Tepe, and Ihlumar Ridge areas.

     In addition, at Kirazli in 2007, TCAM completed a further 8,291 metres of drilling in 45 holes, collected 916 soil samples and 450 rock samples, produced an updated geological/structural/ alteration map for the property, completed 13 line kilometres of I.P. surveying, 80 line kilometres of magnetic surveying, and 70 metres of trenching, submitted a number of samples for petrographic and metallurgical studies, and initiated environmental baseline work.

{ 19 }

     In 2007, 4,737 metes of drilling has been completed to date at Halilaga’s Kestane zone, comprised of 14 diamond core holes totalling 4,491 metres and two reverse circulation holes totalling 246 metres. Also within Halilaga, the Kunk Tepe high sulphidation epithermal prospect was targeted with 4 diamond drill holes totalling 1,179 metres and one reverse circulation drillhole totalling 150 metres depth. A total of 6,065 metres has been completed within the Halilaga Property to date. In addition to drilling a total of 63 line kilometres of pole-dipole IP and ground magnetics survey was completed.

     An exploration program totalling approximately US$1,030,000 has been proposed by TCAM for 2008, to include field work and environmental studies at Agi Dagi and 2,500 metres of drilling at Kirazli. The Company will be funding its 40% share of each program.

     The Company and TCAM have re-negotiated their working relationship within the existing Area of Interest (“AOI”) as outlined in the original Biga MOU. The new agreement which will see costs shared on a 60% TCAM, 40% Fronteer basis going forward on new properties, through November 2008, after the Company funds the first $100,000 of expenditure (funds spent). TCAM will manage the regional exploration program within the AOI. Both parties are jointly funding an airborne geophysical survey over the AOI that was recently completed, with results now being analyzed. Any new properties identified from this survey for acquisition, if acquired, will immediately be subject to a 60% TCAM 40% Fronteer joint venture. This agreement will expire November 30, 2008, after which both parties are free to explore within the AOI with no obligation to the other party for any additional properties identified and acquired post November 30, 2008.

     The Company has also incurred exploration costs totaling $254,957 on the 100% owned Samli property. An IP survey has been completed and targets identified. Drilling commenced at Samli in February 2008, to test various anomalies identified on the property. The Company has a budget of US$833,000 allocated to the Samli project for 2008.

     On June 18, 2007, the Company released updated resource estimates for the Agi Dagi and Kirazli properties, significantly expanding the known resource at each property[4].

	Details for the resource at the Deli and Baba zone of Agi Dagi are as follows:
	Deli Zone

			Au	Ag
	Class	Tonnes	g/T	g/T	Au ozs	Ag ozs	AuEq ozs
	Measured	1,600,000	1.80	13.50	94,000	696,000	107,920
	Indicated	18,300,000	1.20	10.20	693,000	6,027,000	813,540
	Inferred	10,200,000	1.30	15.50	418,000	5,068,000	519,360
	** Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

	Baba Zone

			Au
	Class	Tonnes	g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
	Measured	-	-	-	-	-	-
	Indicated	15,000,000	0.80	1.00	400,000	464,000	409,280
	Inferred	9,100,000	0.80	0.30	235,000	86,000	236,720
	** Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

	Details of the Kirazli resource estimate are as follows:

	Kirazli

	Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	Au Eq ozs
	Measured	1,100,000	1.40	9.60	51,000	342,000	57,840
	Indicated	8,300,000	1.10	5.80	297,000	1,549,000	327,980
	Inferred	24,600,000	1.20	2.00	976,000	1,558,000	1,007,160
	** Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

     With TCAM assuming majority ownership of the Agi Dagi, Kirazli and Halilaga properties, the Company has focused its attention on a regional exploration program in Turkey outside of the AOI, while jointly exploring the AOI with TCAM. The Company is conducting sampling and geological mapping as well as flying an airborne geophysical survey, as the means of identifying new properties for acquisition. In addition, the Company is inspecting third party properties that are available for joint-venture or option. No new properties have been identified for acquisition to date.

Investment in Aurora Energy Resources Inc. –
42.3% (as at December 31, 2007)

The Company currently owns approximately 42.3% of Aurora, which owns uranium assets in the Central Mineral Belt (“CMB”) of Labrador (“CMB Uranium Property”).

4
Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi and Kirazli Projects in NW Turkey and also the Qualified Person for this resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli and Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. (moved) Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

{ 20 }

     Aurora announced an updated National Instrument 43-101 compliant resource estimate for its deposits in February 2008. The following table summarizes the Classified Mineral Resources of the Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear deposits5:

		Underground*			Open Pit*			Total
Deposit	Class	Tonnes	%U3O8	lbs U3O8	Tonnes	%U3O8	lbs U3O8	lbs U3O8
MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000
	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000
	MEASURED & INDICATED	17,459,000	0.12	47,892,000	12,941,000	0.07	19,542,000	67,434,000
JACQUES LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000
	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000
	MEASURED & INDICATED	3,772,000	0.08	6,663,000	2,310,000	0.07	3,748,000	10,411,000
RAINBOW	Indicated				1,088,000	0.09	2,063,000	2,063,000
NASH	Indicated				757,000	0.08	1,300,000	1,300,000
INDA	Indicated				1,460,000	0.06	2,037,000	2,037,000
GEAR	Indicated				520,000	0.06	665,000	665,000
TOTAL	MEASURED & INDICATED	21,231,000	0.12	54,555,000	19,076,000	0.07	29,355,000	83,910,000
MICHELIN	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000
JACQUES LAKE	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000	6,910,000
RAINBOW	Inferred				931,000	0.08	1,700,000	1,700,000
NASH	Inferred				613,000	0.07	904,000	904,000
INDA	Inferred				3,042,000	0.07	4,538,000	4,538,000
GEAR	Inferred				210,000	0.06	262,000	262,000
TOTAL	INFERRED	15,355,000	0.11	38,243,000	8,570,000	0.06	11,536,000	49,779,000

*

Aurora’s CMB Mineral Resources are reported at cut-off grades that contemplate underground (0.05% U3O8) and open pit (0.03% U3O8) mining scenarios, based on preliminary economic assumptions, and may be refined with more in-depth economic analyses.

5

Christopher Lee, P. Geo, Chief Geoscientist for Aurora, is the designated Qualified Person for the CMB resource estimates. All estimates were conducted using 3D geological solids defined by a combination of stratigraphy, alteration and grade, and hand-digitized on 25-50 metre cross-sections in Gemcom software. Assay composites were generated from capped U3O8 grades within these solids and used to interpolate grades into 3D block models, using either ordinary kriging (Michelin, Jacques Lake) or anisotropic inverse distance squared weighting (Rainbow, Gear, Inda, Nash). Optimum search parameters (ranges, orientations, number of samples) were chosen to reflect modeled or interpreted grade continuity, low and high grade populations, and sample density. A single mean specific gravity, as measured from 22 to 329 samples of mineralized rock, was used for each deposit. Mineral resources for the satellite deposits (Rainbow, Gear, Inda, Nash) are reported for only those blocks located less than 300 metres from surface. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes, average distance of samples used in each block estimate, and geological confidence. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

     Aurora has reported that a National Instrument 43-101 compliant technical report will be filed by the first week in April, to support the above noted resource update.

     Aurora designed a winter drill program which commenced in January 2008 to address the shortfall in metres drilled from the 2007 program. The winter phase has a budgeted cost of $8,000,000 and a planned 20,000 metres to be drilled, primarily targeting in-fill drilling at Michelin and Jacques Lake using six drill rigs with the goal of converting the inferred mineral resource areas to measured and indicated categories. The winter program is expected to be completed in March 2008, and is expected be followed up by spring, summer and fall programs. See further details of the winter program in the technical report entitled “An Update On The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During The Period January 1, 2007 To October 31, 2007“ which can be viewed on SEDAR at www.sedar.com.

     Presently, Aurora is proposing to advance the recommended program on its CMB Uranium Property throughout the balance of 2008 by completing the program as set forth in the above noted technical report dated November 20, 2007, prepared for Aurora by Derek Wilton, G.H. Giroux, Ian Cunningham-Dunlop, Christopher Lee, Mark O’Dea and Jim Lincoln. This recommended program is comprised of two phases, as follows:

     (i) regional exploration within the CMB Uranium Property at a total estimated cost of $44,000,000 to be concluded in 2008 and beyond. Included in this cost is $8,000,000 to be expended to complete the winter drill program as discussed above and $20,000,000 for a further 50,000 metre drill program, to commence in May upon successful conclusion of the winter drill program; and

     (ii) continuation of environmental baseline and engineering and metallurgical studies on the CMB Uranium Property at a total budgeted cost for 2008 of $18,000,000.

     Aurora presently continues to work towards formally registering its project with the CEAA. This registration will officially commence the federal environmental assessment process.

     Assuming successful completion of infill drilling and conversion of the existing resource into measured and indicated categories, Aurora reports it presently plans to move towards completing a pre-feasibility study for the Michelin and Jacques lake projects by the end of 2008 or first quarter of 2009.

     In October 2007, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands. The Nunatsiavut House of Assembly has struck a committee to further study the issue. The committee is made up of all available Assembly Members along with individuals from the Department of Lands and Resources that have been working on

{ 21 }

this policy. Experts on uranium mining, as well as community and industry representatives have been asked to present information to committee members before a policy is determined.

     Aurora has actively participated in the process to the extent allowed by the Nunatsiavut government. In March 2008, the Nunatsiavut Assembly passed on first reading a bill to institute a three year suspension on uranium mining and milling (Laws must undergo two readings and votes to be passed in the Nunatsiavut Assembly). It is anticipated that the bill will be considered again on second reading by the Assembly on or after April 8, 2008. Aurora continues to assess what effect this temporary suspension may have on its presently planned exploration and development schedule. See Risks and Uncertainties – Permits.

     Further details about the assets, liabilities and results of operations of Aurora can be found in the Management Discussion and Analysis and annual audited financial statements as filed by Aurora and available on Sedar at www.sedar.com under the profile of Aurora Energy Resources Inc.

Yukon, Canada

In January 2006, the Company and Rimfire Minerals Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada (“Newmont”) and NVI Mining Ltd. (“NVI”), a subsidiary of Breakwater Resources Ltd., to acquire mineral claims and a data set on the claims located in the Wernecke Mountains of Canada’s Yukon Territory. The Company and Rimfire were required to complete $2,000,000 (fully funded by Fronteer) worth of expenditures on the property to earn a 100% (80% Fronteer, 20% Rimfire) interest in the claims and data set while Newmont and NVI retain a 2% NSR. In addition, the Company has staked additional claims in the area, which become subject to the terms of this agreement.

     The Company and Rimfire completed the earn-in requirement in 2006, by spending $2,624,285 on the property. In May 2007, the Company and Rimfire reached an agreement regarding the joint operation of an unincorporated joint-venture whereby ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital. During the year ended December 31, 2007, the Company recovered $1,454,569 from Rimfire. Of this amount, $164,179 represents Rimfire’s share of the costs incurred in 2006, in excess of the $2 million earn-in amount and the remaining $1,290,390 represents Rimfire’s proportionate share of the costs incurred for the 2007 summer field program.

     The Company has completed its 2007 drill exploration program for the Wernecke properties. For the year ended December 31, 2007, the Company incurred expenditures of $5,246,273, net of recoveries from Rimfire. A total of approximately 6,800 metres of drilling in 28 holes has been completed to the end of December, over seven different target areas. The Company completed de-mobilization of its exploration camp in October. Weather issues resulted in drilling delays resulting in fewer metres drilled than the original plan of 10,000 metres.

     The Company and Rimfire are currently assessing the next step for the properties in 2008. No formal budget has yet been proposed at this time, as the Company is focusing on its newly acquired Nevada assets.

Mexico

In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). The Company conducted an extensive diamond drilling program on both properties in 2006 and 2007. After considering all available information and results from the drilling programs, the Company has decided to halt further exploration of these properties and will not be completing its earn-in requirements under the option agreement. Accordingly, at December 31, 2007, the Company has written off a total of $1,765,185 of deferred exploration expenditures relating to these two properties. The Company also wrote off costs associated with the Agua Grande property.

Investment in Latin American Minerals

Pursuant to a private placement which closed in November 2006, the Company purchased 5,310,000 shares securities (“2006 Units”) of LAT, a company listed on the TSX Venture Exchange. Each 2006 Unit was purchased for $0.25 and is comprised of one common share in the capital of LAT and one-half of one common share purchase warrant. Each whole warrant entitled the Company to acquire one additional common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. These warrants expired unexercised.

     In April 2007, the Company acquired an additional 900,000 common shares of LAT at a price of $0.45 per share, increasing its holdings to 6,210,000 common shares of LAT. On May 31, 2007, the Company increased its investment in LAT by purchasing, as part of a larger private placement, 2,000,000 units (“2007 Units”) offered by LAT at a price of $1.00 per 2007 Unit. Each 2007 Unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at a price of $1.25 for a period of 12 months.

     The acquisition of the common shares of LAT was made for investment purposes to allow the Company to obtain a strategic foothold in a highly prospective area. The Company may from time to time increase or dispose of its investment in LAT. At December 31, 2007, the Company’s investment in LAT has a fair value of $9,391,906. Subsequent to year end, the Company sold its common share investment in LAT for gross proceeds of $5,336,500, resulting in an overall cash profit of $1,562,950.

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Summary Of Quarterly Results

The following information is derived from the Company’s quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	Dec 2007	Sept 2007	June 2007	Mar 2007
Income (loss) before discontinued operations	$34,873,816	$(3,868,201)	$(9,488,197)	$(1,142,677)
Basic earnings (loss) per share before discontinued operations	$0.51	$(0.06)	$(0.14)	$(0.02)
Diluted earnings (loss) per share before discontinued operations	$0.50	$(0.06)	$(0.14)	$(0.02)
Net earnings (loss) for the period	$34,873,816	$(3,868,201)	$(9,488,197)	$(1,142,677)
Basic earnings (loss) per share for the period	$0.51	$(0.06)	$(0.14)	$(0.02)
Diluted earnings (loss) per share for the period	$0.50	$(0.06)	$(0.14)	$(0.02)

	Dec 2006	Sept 2006	June 2006	Mar 2006
Income (loss) before discontinued operations	$7,389,922	$(585,003)	$(1,811,489)	$10,022,205
Basic earnings (loss) per share before discontinued operations	$0.11	$(0.01)	$(0.03)	$0.20
Diluted earnings (loss) per share before discontinued operations	$0.11	$(0.01)	$(0.03)	$0.18
Net income (loss) for the period	$7,389,922	$(585,003)	$(1,811,489)	$10,018,209
Basic earnings (loss) per share for the period	$0.11	$(0.01)	$(0.03)	$0.20
Diluted earnings (loss) per share for the period	$0.11	$(0.01)	$(0.03)	$0.18

     For the three months ended December 31, 2007, the Company recorded a dilution gain of $42,248,674 on the reduction of its ownership in Aurora from 46.77% to 42.31% as a result of a bought deal financing by Aurora which raised gross proceeds of $111,672,600. The Company also realized its share of Aurora’s net loss for the period of $520,427.

     For the three months ended September 30, 2007, the Company recorded stock-based compensation of $1,137,562. The Company also recognized its share of Aurora’s operating loss amounting to $644,478 offset by a dilution gain of $16,017. Also the Company recognized a loss in the change in fair value of its financial instruments of $989,634 due to the depreciation of the market price of LAT.

     For the three months ended June 30, 2007, the Company recorded stock-based compensation expense of $6,749,642, which reflected the shareholder approval of the Company’s new stock option plan and approval of prior period stock option grants. The Company also recognized its share of Aurora’s operating loss amounting to $1,293,576 offset by a dilution gain of $275,521. Also the Company wrote-off all deferred exploration costs related to its Mexican properties, which amounted to $1,788,851.

     For the three months ended March 31, 2007, the Company recognized its share of Aurora’s operating loss amounting to $1,391,989 offset partly by a dilution gain of $498,787. The Company also recorded a mark-to-market gain on its derivative financial instruments of $653,421, which was also partly offset by a loss on sale of marketable securities of $366,143. The mark-to- market gain and the loss on marketable securities arose as a result of a new accounting policy adopted by the Company in January 2007 with prospective treatment.

     For the three months ended December 31, 2006, the Company recognized a dilution gain of $13,763,714 on the reduction of its ownership in Aurora from 49.0% to 47.2% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $2,616,371.

     For the three months ended September 30, 2006, the Company recognized a dilution gain of $432,279 on the reduction of its ownership in Aurora from 49.3% to 49.0% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $1,093,132.

     For the three months ended June 30, 2006, the Company recognized a dilution gain of $1,451,212 on the reduction of its ownership in Aurora from 50.2% to 49.3% offset by stock-based compensation expense of $2,313,792.

     In the three months ended March 31, 2006, the Company realized a dilution gain of $10,842,568 on the IPO of Aurora and the resulting decrease in ownership from 56.8% to 50.2%.

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Liquidity

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

     The Company had the following contractual obligations as at December 31, 2007:

     The Company has recorded a liability totaling $1,252,254, primarily for its reclamation obligation with respect to the Northumberland deposit. Reclamation of disturbance from prior mining activity, primarily related to re-claiming historic leach pads at Northumberland, is anticipated to be carried out in 2008 and 2009. The Company has posted reclamation bonds of $1,797,010, primarily relating to Northumberland, in satisfaction of this estimated obligation. The Company does not believe it has any other significant reclamation liability, due to the early stage nature of its remaining exploration projects.

     The significant remaining environmental risks associated with the Company’s exploration projects relate to handling of fuel and fuel storage systems. These risks are mitigated through the use of various spill protection equipment such as berms and bladders. The Company has also developed emergency plans in the event a significant spill does occur. Many of the Company’s projects and Aurora’s CMB Uranium Property are subject to periodic monitoring by government agencies with respect to its environmental protection plans and practices which in many circumstances must be spelled out when applying for exploration permits.

     The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies, regulates mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300- NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada’s waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s activities which have resulted in the Company recognizing its reclamation obligation.

     The Regulation Branch has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the quality of Nevada’s water resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements.

     The Closure Branch also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The closure branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.

     Reclamation Branch regulates exploration and mining operations in Nevada on both private and public lands. The branch

Payments Due by Period
Contractual		Less than
obligations	Total	1 year	1-3 years	4-5 years	After 5 years
Operating leases	$2,220,996	$614,118	$1,220,947	$385,931	$ -
Property lease
obligations	$2,858,125	$253,778	$759,334	$573,523	$1,271,490
Purchase
obligations(1)	$150,000	$150,000
Other Long Term
Obligations(2)	$765,479		$765,479
(1)	commitment for 1,000 metres of drilling at the Samli Property in Turkey.
(2)	other long term obligations relate to the long term asset retirement obligation outlined on the Company’s balance sheet.

     The Company has no debt. The only long-term lease commitments are the operating leases for the Company’s office premises and equipment.

     At December 31, 2007, the Company had cash on its balance sheet of $99,039,334 and working capital of $96,903,057 as compared to cash of $40,391,913 and working capital of $43,338,290 at December 31, 2006. The change in cash and working capital of $58,647,421 and $53,564,767, respectively, is primarily due to the receipt of gross proceeds of $66,345,500 from the March 2007 prospectus financing and the exercise of stock options and warrants during 2007, offset by cash exploration expenditures of $8,309,527 and cash used in operations of $3,371,807 during the year.

     At March 27, 2008, the Company has cash and cash equivalents of $98,149,629 on its balance sheet. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2008 and beyond but should the Company make additional cash acquisitions as was discussed in the planned use of proceeds for its last two financings, the Company may need to raise additional funds.

Environmental Matters

The Company is subject to federal, provincial, territorial and state, and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset’s life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

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issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.

     In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

     The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company’s assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Capital Resources

The Company at December 31, 2007, has 5,155,467 stock options outstanding which could potentially bring an additional $34,356,714 to the Company’s treasury upon exercise.

     The Company has no outstanding debt facility upon which to draw. The Company has no minimum exploration expenditures on any of its properties.

Off-Balance Sheet Arrangements

The Company has approximately $1,700,000 in standby Letters of Credit for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

     The Company has no other off-balance sheet arrangements.

Transactions With Related Parties

For the year ended December 31, 2007, the Company paid or accrued $2,925 (year ended December 31, 2006 – $8,177) in legal fees and expenses to a law firm of which a director is a partner.

     For the year ended December 31, 2007, the Company invoiced Aurora $807,070 (year ended December 31, 2006 - $1,162,245) for its share of office costs, employee wages and benefits. At December 31, 2007, the Company had a receivable due from Aurora of $107,865 (December 31, 2006 - $88,154) relating to these expenditures.

     In April 2006, the Company and Aurora signed a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days notice by either party.

Fourth Quarter

In November 2007, Aurora announced that it had closed a bought deal financing, issuing an aggregate of 6,018,600 common shares at a price of $16.00 per common share (including 706,100 common shares issued pursuant to the exercise of an over-allotment option) and an aggregate of 750,000 flow-through shares at a price of $20.50 per flow-through share for aggregate gross proceeds to Aurora of $111,672,600. This resulted in the Company realizing a significant dilution gain in the fourth quarter.

     During the fourth quarter of 2007, TCAM notified the Company that it had elected not to earn an additional 10% on the Agi Dagi and Kirazli projects. The Company will therefore be required to contribute 40% of further exploration and development costs on these projects, or suffer dilution in these projects.

     The Company has granted an extension to TCAM to December 31, 2008 on its election whether to earn an additional 10% interest in the Halilaga property. In turn, TCAM has agreed to solely fund US$3,000,000 in exploration in Halilaga.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company.

Disclosure Controls And Procedures

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

     Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can

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provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and its subsidiaries to disclose material information otherwise required to be set forth in the Company’s periodic reports. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP, including reconciliation to U.S. GAAP.

     Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, excluding NewWest Gold Corporation because it was acquired by the Company during 2007. NewWest Gold Corporation’s total assets and total net income represent $217.3 million or 50.9% of the consolidated total assets and less than 1% of consolidated net income of the Company, respectively as at and for the year ended December 31, 2007. The Company is permitted to exclude acquisitions from their assessment of internal controls over financial reporting during the first year if, among other circumstances and factors, there is not adequate time between the consummation date of the acquisition and the assessment date for assessing internal controls. As a result, management concluded that the Company’s internal control over financial reporting were effective as at that date.

     The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. The report can be found in the “Independent Auditor’s Report” included in the Company’s financial statements for the years ended December 31, 2007 and 2006 and is incorporated herein by reference.

Limitations Of Controls And Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Other Subsequent Events

Subsequent to December 31, 2007, and up to March 27, 2008, the Company issued 30,000 common shares upon the exercise of stock options for total proceeds of $97,800 to the Company. The Company also granted 1,687,500 options at exercise prices ranging from $8.04 to $9.96 exercisable for periods ranging from five to ten years.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

     Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management’s best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

     Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests does not believe the remaining assets have suffered any impairment. Management assesses the exploration results of its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

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     The Company believes it has made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation have been estimated and have been accrued as a liability in the financial statements.

     Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

Changes In Accounting Policies

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation, 1530 – Comprehensive Income, and 3865 – Hedging, on January 1, 2007, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

     Section 3855 requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income. Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges. Section 1530 requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Certain gains and losses that would otherwise be recorded as part of net earnings are now presented in “other comprehensive income”, until it is considered appropriate to recognize into net earnings.

     As a result of adopting these new standards the Company recorded a non-cash increase of $1,115,734 to opening long- term investments, a non-cash increase of $464,385 to opening marketable securities and a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income of $673,042 (net of future income taxes of $123,458). In addition, the Company recorded a non-cash increase of $662,159 (net of future income taxes of $121,460) to opening retained earnings to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company and trading securities held by the Company.

Financial Instruments

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, long-term investments, accounts receivable, amounts due from related parties and amounts due from various joint venture partners. The Company deposits cash with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

     The Company’s accounts receivable are primarily related to input tax credits or value added taxes receivable and receivables from Aurora. The Company performs ongoing evaluation of its receivables from Aurora to assess recoverability. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

     At December 31, 2007, the fair values of cash, and trade and other receivables approximate their carrying values because of the short-term nature of these instruments. The Company carries its long-term investments at fair value, which consist of common shares and share purchase warrants of LAT.

     The Company is also subject to market risk on its long term investments. These investments are marked to market periodically. The change in value of these investments, which when classified as available for sale have gains and losses charged to other comprehensive income, or if classified as held for trading have gains or losses charged to net income in the period.

New Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Inventories

In March 2007, the AcSB approved a new standard with respect to inventories effective for fiscal years beginning on or after January 1, 2008. The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first-out inventory costing methodology; and requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. This new standard is not expected to have a material impact on the Company’s earnings.

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Capital Disclosures

As a result of new Section 1535, Capital Disclosures, of the Canadian Institute of Chartered Accountants Handbook, the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualitative information regarding an entity’s objectives, policies and procedures for managing capital. This Section is applicable for the fiscal year beginning on January 1, 2008.

Disclosure and Presentation of Financial Instruments

New accounting recommendations for disclosure and presentation of financial instruments are effective for the Company beginning January 1, 2008. The new recommendations require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

Goodwill and Intangible Assets

The Accounting Standards Board has also issued a new Section 3064, Goodwill and Intangible Assets, to replace current Section 3062, Goodwill and Other Intangible Assets. The new section establishes revised standards for recognizing, measuring, presenting and disclosing goodwill and intangible assets. CICA 3064 is effective for fiscal years beginning on or after October 1, 2008 and will be adopted by the Company for the year ending December 31, 2009.

Future Accounting Changes

In September 2006, the Financial Accounting Standards Board in the U.S. (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS No. 157”), effective for fiscal periods beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. However, SFAS 157 is still required to be adopted effective January 1, 2008 for financial assets and liabilities that are carried at fair value. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial Statements.

     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial Statements.

     In December 2007, the FASB issued SFAS 141(4) “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(4), which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.

Outstanding Shares

The following table outlines the common shares outstanding subsequent to the year end to March 27, 2008:
Number of common shares
Balance, December 31, 2007	83,176,050
Shares issued on exercise of options	30,000
Balance, March 27, 2008	83,206,050

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated production, costs of production, reserve and resource determination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward- looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Company’s annual information form for the year ended December 31, 2007 incorporated by reference into the Company’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in the Company.

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Risks And Uncertainties

The principal activity of the Company is mineral exploration which is inherently risky. Exploration is also capital intensive and the Company currently has no source of income. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore constitute one of the main assets of the Company. For a further discussion of the risks inherent in the Company see below.

     The Risk factors that could affect the Company’s future results include, but are not limited to:

Exploration, Development and Operating Risks

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Company’s operations.

     Mining operations generally involve a high degree of risk. The operations of the Company are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

     There is no certainty that the expenditures made by the Company towards the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

Reliability of Resource Estimates

There is no certainty that any of the Mineral Resources identified on any of the Company’s properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only.

In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Company. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

     Fluctuations in gold, uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Company’s results of operations and financial condition.

No History of Mineral Production

The Company has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Company or any future properties, nor is there any assurance that the exploration programs of the Company thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Company to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. As a result, the interest of the Company in Aurora, which is engaged primarily in uranium exploration, may be materially adversely affected.

Insurance and Uninsured Risks

The business of the Company is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes

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in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.

     Although the Company may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining Company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

     Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

Land Title

Title insurance generally is not available, and the ability of the Company to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Company has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Company’s operations. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Permits

The Company cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Company’s costs and delay its activities, and could adversely affect the operations of the Company.

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Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Company or Aurora. To the extent such approvals are required and not obtained, the Company or Aurora may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. In October 2007, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands, and struck a committee to further study the issue. In March 2008, Aurora reported that the Nunatsiavut Assembly passed on first reading a bill to institute a three year moratorium on uranium mining and milling. It is anticipated that the bill will be considered again on second reading by the Assembly sometime after April 1, 2008. Although if instituted as currently understood, Aurora does not believe a temporary suspension would have any impact on its development schedule as currently proposed. However, any amendments to such bill or subsequent suspensions could have a material adverse effect on Aurora and its operations.

Competition

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Company could be materially adversely affected.

Hedging

The Company does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Company has no protections from declines in mineral prices.

Additional Capital

The development and exploration of the Company’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. In addition, any future financing may be dilutive to existing shareholders of the Company.

Fluctuations in Metal Prices

There can be no assurance that metal prices received, if any, will be such that any property of the Company can be mined at a profit. The price of the Common Shares, and the financial results and exploration, development and mining activities of the Company may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Company such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the Company’s or Aurora’s properties to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and the Company or Aurora could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.

     In addition to adversely affecting any reserve estimates of the Company and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Company are incurred in Canadian dollars, Mexican Pesos and Turkish Lira. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Company’s profitability, results of operations and financial condition.

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the exploration and development activities of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

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Dividend Policy

No dividends on the Common Shares of the Company have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of such Common Shares and could impair the ability of the Company to raise capital through future sales of such Common Shares. The Company has previously issued Common Shares at an effective price per share which is lower than the current market price of its Common Shares. Accordingly, a significant number of shareholders of the Company have an investment profit in such Common Shares that they may seek to liquidate.

Key Executives

The Company is dependent upon the services of key executives, including the directors of the Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. The Company has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

Passive Foreign Investment Company (“PFIC”)

The Company is in the process of determining whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the U.S. Internal Revenue Code for the 2007 and 2006 tax years. A final determination of the Company’s status has not yet been made. The Company may or may not be a PFIC in the future, depending on changes in its assets and business operations. A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules, which may have adverse tax consequences to such shareholder and such shareholder may elect to be taxed under two alternative tax regimes. A U.S. shareholder should consult their own U.S. tax advisor with respect to an investment in the Company’s shares and to ascertain which of the alternative tax regimes, if any, might be beneficial to the U.S. shareholder’s own facts and circumstances.

Foreign Private Issuer Status

In order to maintain the Company’s current status as a “foreign private issuer,” as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, for U.S. securities law purposes, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

     The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the American Stock Exchange corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

Investment Company Act Status

If over time the management of Aurora becomes independent from that of the Company and should the Company’s ownership interest in Aurora not decrease significantly during such time, the Company could become subject to regulation as an “investment company” under the United States Investment Company Act of 1940, as amended (“Investment Company Act”) in the future. If the Company becomes subject to regulation under the Investment Company Act and an exemption from such regulation is not available, the consequences to the Company and its operations could be material and adverse. In addition, the costs associated with the Company avoiding any such regulation under the Investment Company Act could be significant and result in a material change in the operations of the Company and in its relationship with Aurora.

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Comprehensive Environmental Response, Compensation and Liability Act \

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) in the United States imposes strict, joint, and several liability on parties associated with releases or threats of releases of hazardous substances. Liable parties include, among others, the current owners and operators of facilities at which hazardous substances were disposed or released into the environment and past owners and operators of properties who owned such properties at the time of such disposal or release. This liability could include response costs for removing or remediating the release and damages to natural resources. Since early 1999, the United States Forest service (“USFS”), has been conducting a CERCLA remediation action at the Company’s Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative (“IAMLWCI”) program. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels, a portion of which are on patented lands owned by one of the Safra Companies, and tailings on land at the Zaca Property, all of which pre-dated the Company’s acquisition of a leasehold interest in the Zaca Property. The cleanup efforts are being administered by the USFS. Since the acquisition of NewWest, the USFS has not sought contribution from the Company, WSMC or any of the Safra Companies for the cleanup. However, the Company cannot rule out the possibility that the Company, WSMC or any of the Safra Companies or any of their respective successors may be claimed to be liable to contribute to the USFS’s remediation or other CERCLA response costs at some time in the future. Any liability could adversely affect the Company’s financial condition and results of operations.

Political Stability and Government Regulation Risks

Some of the operations of the Company are currently conducted in Turkey and, as such, the operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; and changing political conditions and governmental regulations that may result in changing environmental legislation.

     Changes, if any, in mining or investment policies or shifts in political attitudes in Turkey may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on operations, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

     Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

     The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations or profitability of the Company.

Enforcement of Civil Liabilities

The Company is a corporation existing under the laws of Ontario, Canada. Some of the Company’s assets are located outside the United States and many of its directors and officers are residents of countries other than the United States. As a result, it may be difficult for investors to affect service of process within the United States upon the Company and its directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and its directors and officers under United States federal securities laws.

Cautionary Language Regarding Reserves and Resources

Readers should refer to the annual information form of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed by the Company since January 1, 2008 available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

     Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

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Outlook

In 2008, the Company plans to continue to discover and advance gold deposits with strong production potential located in mining- friendly jurisdictions.

     The acquisition of NewWest provides the Company one of the most strategic precious metal exploration portfolios assembled in Nevada with a pipeline of 19 projects. The Company believes that there is significant potential for further discovery and resource expansion and future production potential on these projects.

     Among its key Nevada projects, the Company has an exploration budget of approximately US$3,800,000 for Northumberland in 2008, with plans to drill for high-grade feeders to the defined deposits, and drill for new deposits at newly generated district targets. The Company plans to complete an upgraded Northumberland resource update, comprising over two years of additional drilling since the last calculation. The Company also plans an aggressive US$3,200,000 drilling program at Long Canyon to extend the deposit along strike with a goal of producing a 43-101 resource by year-end. As a result of an LOI agreement, the Company will also be exposed to $14,000,000 in exploration as Newmont advances the Sandman project to a production decision within 36 months.

     Fronteer will also continue to benefit from its joint-venture agreements and equity interests. In Turkey, the Company will further develop its Agi Dagi and Kirazli gold projects together with TCAM, on a 40%/60% basis. By year-end, TCAM will have solely funded a US$3,000,000 exploration and development program at Halilaga at which time TCAM must make an earn-back election whether to earn-back an additional 10% interest. Upon electing to earn-back an additional 10% interest in Halilaga, TCAM would be required to complete a final feasibility study within four years of meeting the earn-back expenditure commitment. TCAM would also be required to arrange project financing.

     The Company’s equity interest in Aurora provides our shareholders with important exposure to one of the best uranium development opportunities in the world today. Aurora continues to work towards formally registering its project with the CEAA. This registration will officially commence the federal environmental assessment process.

     With cash and cash equivalents of approximately $98,000,000 on it balance sheet (At March 27, 2008) and gold prices on the uptrend, the company believes it is well positioned to grow through additional discovery success on its existing properties and with a dedicated staff, will continue to seek new projects or companies for acquisition or merger.

/s/ Mark O'Dea Mark O’Dea President and CEO March 27, 2008	/s/ Sean Tetzlaff Sean Tetzlaff CFO, Corporate Secretary

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Management’s Responsibility for Financial Reporting

The accompanying financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 18, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

     The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

     The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows:

/s/ Mark O'Dea Mark O’Dea President and CEO	/s/ Sean Tetzlaff Sean Tetzlaff CFO, Corporate Secretary

Management Report on Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

     Management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of internal control over financial reporting.

     Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management’s evaluation excludes NewWest Gold Corporation because it was acquired by the Corporation during 2007. NewWest Gold Corporation’s total assets and total net income represent

$217.3 million or 50.9% of the consolidated total assets and less than 1% of consolidated net income, respectively as at and for the year ended December 31, 2007.

     Based on this evaluation, management has concluded that the Corporation’s internal control over financial reporting was effective as at December 31, 2007.

     The effectiveness of the Corporation’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report which appears within.

/s/ Mark O'Dea Mark O’Dea President and CEO March 27, 2008	/s/ Sean Tetzlaff Sean Tetzlaff CFO, Corporate Secretary

{ 35 }

Independent Auditor’s Report
To the Shareholders of Fronteer Development Group Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Fronteer Development Group Inc as at December 31, 2007 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Fronteer Development Group Inc. (“the Company”) as at December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as at December 31, 2006 and for the two year period then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

     We have also audited Fronteer Development Group Inc’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

     We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     As described in the accompanying Management Report on Internal Control Over Financial Reporting, management has excluded NewWest Gold Corporation from its assessment of internal control over financial reporting as at December 31, 2007, because it was acquired by the Company in a purchase of asset during 2007. We have also excluded NewWest Gold Corporation from our audit of internal control over financial reporting. NewWest Gold Corporation’s total assets and total net income represent $217.3 million or 50.9% of the consolidated total assets and less than 1% of consolidated net income, respectively as at and for the year ended December 31, 2007.

     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ Pricewaterhouse Coopers LLP

Chartered Accountants
Vancouver, BC, Canada
March 27, 2008

{ 36 }

Comments by Auditors for U.S. Readers on Canada –
U.S. Reporting Difference

In the United States, reporting standards for auditors require the additional of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting for financial instruments as described in Note 2 to the consolidated financial statements under the heading Change in Accounting Policies.

Our Report to the shareholders dated March 27, 2008, is expressed in accordance with the Canadian reporting standards which do not require a reference to such a change in accounting principles or a restatement in the auditor’s report when they are properly accounted for and adequately disclosed in the financial statements.

/s/ Pricewaterhouse Coopers LLP

Chartered Accountants
Vancouver, BC, Canada
March 27, 2008

{ 37 }

Consolidated Balance Sheets
As at December 31,

	2007	2006
(Expressed in Canadian dollars)	$	$
ASSETS
Current assets:
Cash and cash equivalents	99,039,334	40,391,913
Marketable securities (Note 4)	-	3,536,397
Accounts receivable and other	1,357,487	696,975
Due from related party	107,865	88,154
	100,504,686	44,713,439

Equipment (Note 5)	1,236,802	308,581
Investments (Note 6)	9,391,906	1,330,994
Reclamation bonds (Note 7)	1,797,010	-
Exploration properties and deferred exploration expenditures (Note 8)	223,852,971	18,450,217
Investment in Turkish Properties (Note 9)	12,957,378	-
Investment in Aurora Energy Resources Inc. (Note 10)	76,696,684	37,508,155
	426,437,437	102,311,386
LIAbILITIES AND SHAREHOLDERS’ EqUITY
Current liabilities:
Accounts payable and accrued liabilities	2,550,477	1,375,149
Due to joint venture partners	564,377	-
Asset retirement obligations (Note 7)	486,775	-
	3,601,629	1,375,149
Asset retirement obligations (Note 7)	765,479	-
Future income taxes (Note 11)	55,220,552	1,572,172
Shareholders’ Equity
Share capital (Note 12)	320,515,042	88,176,082
Contributed surplus	16,234,821	5,484,416
Warrants	-	1,429,041
Accumulated other comprehensive income	4,788,488	-
Retained earnings	25,311,426	4,274,526
	366,849,777	99,364,065
	426,437,437	102,311,386

Nature of operations (Note 1)
Contingencies (Note 8)
Subsequent events (Notes 6 and 17)

The accompanying notes form an integral part of these consolidated financial statements

Approved by the Board of Directors

Jo Mark Zurel	George Bell
Director	Director

{ 38 }

Consolidated Statements of Operations
For the year ended December 31,

	2007	2006	2005
(Expressed in Canadian dollars)	$	$	$
Operating expenses:
Stock-based compensation	8,732,286	3,035,209	840,528
Property investigation	2,439,782	594,895	251,507
Wages and benefits	2,297,910	1,424,237	958,115
Write-down of exploration properties and deferred
exploration expenditures (Note 8)	1,789,764	98,784	2,397,169
Investor relations, promotion and advertising	820,275	705,306	886,429
Office and general	597,004	295,984	232,009
Legal	345,851	207,706	117,478
Listing and filing fees	220,560	121,311	125,357
Accounting and audit	297,802	212,165	97,714
Rent	117,138	90,488	84,494
Amortization	165,097	86,493	78,725
Consulting fees	101,902	65,786	-
Reclamation accretion	20,461	-	-
Recovery of expenses	-	(8,005)	(6,148)
Loss from operations	17,945,832	6,930,359	6,063,377
Other income (expenses):
Dilution gain (Note 10)	43,039,000	26,489,773	-
Interest income	3,828,844	1,309,550	467,525
Foreign exchange gain (loss)	192,011	7,385	(36,752)
Other income	18,942	-	-
Loss on disposal of capital assets	(5,081)	(2,763)	(33,787)
Change in fair value of financial instruments (Note 6)	(168,113)	-	-
Loss on sale of marketable securities (Note 4)	(366,143)	117,639	(1,945)
Equity in loss of Aurora Energy Resources Inc.	(3,850,471)	(6,974,120)	-
	42,688,989	20,947,464	395,041
Income (loss) before income taxes and discontinued operations	24,743,157	14,017,105	(5,668,336)
Current income tax expense (Note 11)	811	-	19,207
Future income tax expense (recovery) (Note 11)	4,367,605	(998,530)	(391,600)
	4,368,416	(998,530)	(372,393)
Income (loss) before discontinued operations	20,374,741	15,015,635	(5,295,943)
Loss from discontinued operations	-	(3,996)	(8,595)
Net income (loss) for the period	20,374,741	15,011,639	(5,304,538)
Basic earnings (loss) per common share	0.29	0.27	(0.12)
Diluted earnings (loss) per common share	0.28	0.25	(0.12)
Weighted average number of common shares outstanding
Basic	70,692,759	55,944,336	45,054,137
Diluted	73,245,070	59,991,201	45,054,137

The accompanying notes form an integral part of these consolidated financial statements

{ 39 }

Consolidated Statement of Cash Flows
For the year ended December 31,

	2007	2006	2005
(Expressed in Canadian dollars)	$	$	$

Operating activities:
Earnings (loss) for the year before discontinued operations	20,374,741	15,015,635	(5,295,943)
Items not affecting cash:
Future income taxes	4,367,605	(998,530)	(391,600)
Stock-based compensation	8,732,286	3,035,209	840,528
Write-down of exploration properties and deferred exploration expenditures	1,789,764	98,920	2,397,169
Amortization	165,097	86,493	78,725
Reclamation accretion	20,461	-	-
Loss on disposal of capital assets	5,081	2,763	33,787
Loss (gain) on sale of marketable securities	366,143	(117,639)	1,945
Change in fair value of financial instruments	168,113	-	-
Foreign exchange loss (gain)	(192,011)	(7,385)	36,752
Dilution gain	(43,039,000)	(26,489,773)	-
Equity in loss of Aurora Energy Resources Inc.	3,850,471	6,974,120	-
Changes in non-cash working capital:
Accounts receivable and other	26,040	(307,242)	(49,338)
Accounts payable and accrued liabilities	13,113	407,248	120,015
Amounts due from related parties	(19,711)	(88,154)	-

Cash used in operating activities	(3,371,807)	(2,388,335)	(2,227,960)

Financing activities:
Increase (decrease) in bank indebtedness	-	(44,078)	44,078
Issuance of common shares for cash	66,345,500	38,400,000	9,832,392
Issuance of flow-through shares for cash	-	-	4,125,000
Issuance of warrants for cash	-	-	2,890,108
Cash received on exercise of warrants	4,942,743	10,909,820	5,056,433
Cash received on exercise of options	1,335,651	1,209,045	882,047
Share issue costs	(3,714,321)	(2,471,741)	(962,015)
Cash provided by financing activities	68,909,573	48,003,046	21,868,043

Investing activities:
Change in accounts receivable and other	298,047	(65,249)	(121,567)
Change in accounts payable and accrued liabilities	150,083	83,893	295,713
Cash acquisition costs	(517,799)	-	-
Purchase of marketable securities and long term investments	(2,616,518)	(5,347,317)	-
Purchase of short-term deposits	-	-	(5,081,480)
Due to joint venture	564,377	-	-
Proceeds from GIC investments	-	-	12,168,186
Purchase of equipment	(610,615)	(227,724)	(270,105)
Reclamation bonds	(16,667)	-	-
Investment in Aurora Energy Resources Inc.	-	(10,000,002)	-
Investment in joint venture, net of cash acquired	-	-	(2,057,927)
Recovery of deferred exploration expenditures	1,264,344	9,500	157,683
Proceeds from sale of marketable securities	3,841,655	601,059	37,655
Investment in Turkish Properties	(954,574)	-	-
Interest in exploration properties and deferred exploration expenditures	(8,309,527)	(6,298,162)	(11,091,849)

Cash used in investing activities	(6,907,194)	(21,244,002)	(5,963,691)

Cash flows from discontinued operations	-	(3,996)	16,601
Effect of exchange rate difference on cash	16,849	(71,733)	(37,934)
Increase in cash	58,647,421	24,294,980	13,655,059
Cash, beginning of period	40,391,913	16,096,933	2,441,874

Cash, end of period	99,039,334	40,391,913	16,096,933

Non-cash investing and financing activities:
Common stock issued upon acquisition of NewWest Gold Corporation	160,017,437	-	-
Fair value of options issued upon acquisition of NewWest Gold Corporation	1,615,416	-	-
Common stock issued for interest in exploration properties	-	702,420	362,136

The accompanying notes form an integral part of these consolidated financial statements

{ 40 }

Consolidated Statement of Shareholders’ Equity

(Expressed in Canadian dollars)	Common Shares
					Accumulated Other	Retained	Total
			Contributed		Comprehensive	Earnings	Shareholders’
	Shares	Amount	Surplus	Warrants	Income	(Deficit)	Equity
	#	$	$	$	$	$	$

Balance as at December 31, 2004	34,071,143	15,927,322	2,363,414	1,253,303	-	(5,432,575)	14,111,464

Shares issued for cash	7,472,695	10,106,529	-	-	-	-	10,106,529
Flow-through shares issued for cash	1,500,000	4,125,000	-	-	-	-	4,125,000
Exercise of stock options	1,613,834	1,318,604	(436,556)	-	-	-	882,048
Exercise of warrants	3,653,707	6,277,496	-	(1,221,064)	-	-	5,056,432
Warrants granted	-	-	-	3,722,380	-	-	3,722,380
Shares issued for interest in exploration property	206,930	362,136	-	-	-	-	362,136
Renunciation of flow-through expenditures	-	(391,600)	-	-	-	-	(391,600)
Share issue costs - warrants	-	(1,106,409)	-	-	-	-	(1,106,409)
Share issue costs - cash	-	(962,015)	-	-	-	-	(962,015)
Stock-based compensation	-	-	1,135,342	-	-	-	1,135,342
Loss for the year	-	-	-	-	-	(5,304,538)	(5,304,538)

Balance as at December 31, 2005	48,518,309	35,657,063	3,062,200	3,754,619	-	(10,737,113)	31,736,769

Shares issued for cash	6,000,000	38,400,000	-	-	-	-	38,400,000
Exercise of stock options	1,058,066	1,950,417	(741,372)	-	-	-	1,209,045
Exercise of warrants	5,288,379	13,235,398	-	(2,325,578)	-	-	10,909,820
Shares issued for interest in exploration property	105,000	702,420	-	-	-	-	702,420
Renunciation of flow-through expenditures	-	(140,833)	-	-	-	-	(140,833)
Recognition of benefit of share issue costs	-	843,358	-	-	-	-	843,358
Share issue costs - cash	-	(2,471,741)	-	-	-	-	(2,471,741)
Stock options cancelled	-	-	(32,198)	-	-	-	(32,198)
Stock-based compensation	-	-	3,195,786	-	-	-	3,195,786
Net income for the year	-	-	-	-	-	15,011,639	15,011,639

Balance as at December 31, 2006	60,969,754	88,176,082	5,484,416	1,429,041	-	4,274,526	99,364,065

Adjustment to other comprehensive income for change
in accounting policy, net of future taxes of $123,458 (Note 2)	-	-	-	-	673,042	-	673,042
Adjustment to retained earnings for changes in accounting
policies, net of future taxes of $121,460 (Note 2)	-	-	-	-	-	662,159	662,159
Balance, as at January 1, 2007 as adjusted	60,969,754	88,176,082	5,484,416	1,429,041	673,042	4,936,685	100,699,266

Shares issued for cash	4,498,000	66,345,500	-	-	-	-	66,345,500
Shares issued in NWG acquistion (Note 3)	15,181,920	160,017,437	-	-	-	-	160,017,437
Exercise of stock options	729,015	2,162,646	(826,995)	-	-	-	1,335,651
Exercise of warrants	1,797,361	6,371,784	-	(1,429,041)	-	-	4,942,743
Recognition of future income tax benefit of share issue costs	-	1,155,914	-	-	-	-	1,155,914
Share issue costs - cash	-	(3,714,321)	-	-	-	-	(3,714,321)
Stock-based compensation (Note 12(d))	-	-	9,961,984	-	-	-	9,961,984
Fair value of stock options issued upon NWG acquistion (Note 3)	-	-	1,615,416	-	-	-	1,615,416
Unrealized gain on long-term investment (Note 6)	-	-	-	-	4,707,285	-	4,707,285
Recognition of future taxes on long term investment	-	-	-	-	(591,839)	-	(591,839)
Net income for the year	-	-	-	-	-	20,374,741	20,374,741

Balance as at December 31, 2007	83,176,050	320,515,042	16,234,821	-	4,788,488	25,311,426	366,849,777

Consolidated Statement of Comprehensive Income
(Expressed in Canadian dollars)

Year ended
December 31, 2007
Net income for the year	$20,374,741
Other comprehensive income:
Unrealized gain on long-term investment, net of future income taxes of $591,839 (Note 6)	4,115,446
Total comprehensive income	$24,490,187

The accompanying notes form an integral part of these consolidated financial statements

{ 41 }

Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2007 and 2006

1.

Nature Of Operations

Fronteer Development Group Inc. (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Note 8).

tax assets and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits in banks with an original maturity of 90 days or less. These investments are liquid and can be converted to cash at any time.

Equipment and Amortization

Equipment is recorded at cost. The equipment noted below is amortized over its estimated useful life using the following annual rates and methods:

	Computer equipment	30%	Declining balance
	Computer software		50% each year
2.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered significant. As described in Note 18, these accounting principles differ in certain material respects from accounting principles accepted in the United States.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant wholly- owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     These financial statements also include the accounts of Aurora Energy Resources Inc. (“Aurora”) on a proportionately consolidated basis for the year ended December 31, 2005, and for the period from January 1, 2006, to March 21, 2006. For the period from March 22, 2006, to December 31, 2006, and for the year ended December 31, 2007, the equity method has been applied (see Note 10).

Equity method of accounting

The Company follows the equity method of accounting for companies where it exercises significant influence. Under the equity method, the Company records its investment in the net assets as a single line on the balance sheet and its percentage interest in the results of operations as a single line item on the statement of operations.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, assessments of the recoverability of mineral properties, the carrying value of the investment in Aurora, the determination of the provision for future removal and site restoration costs, the potential recognition of future income

	Field equipment	20%	Declining balance
	Furniture and fixtures	20%	Declining balance
	Leasehold improvements		Term of lease
	Automotive equipment	30%	Declining balance

Amortization of assets used in exploration is capitalized to deferred exploration expenditures.

Exploration Properties and
Deferred Exploration Expenditures

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or become impaired. On the commencement of commercial production, the deferred costs are charged to operations on the unit-of-production method based upon estimated recoverable proven and probable reserves. General exploration expenditures are charged to operations in the period in which they are incurred. The Company recognizes the payment or receipt of payment required under option agreements when paid or received.

     The amount shown for mineral property interests represents costs incurred and deferred to date net of recoveries from joint-venture parties and write-downs and does not necessarily reflect present or future values.

Impairment of Long-Lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

{ 42 }

Asset Retirement Obligations

The Company is subject to federal, state and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount the carrying amount of the associated asset and amortized over the asset’s life. The liability is accreted over time through charges to earnings.

Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and the shareholders’ equity reduced, on the date the Company renounces the tax benefits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

     The Company may also recognize the benefit of previously unrecognized future income tax assets relating to non-capital loss carryforwards to offset the future income tax liability arising on a renouncement of expenditures. The corresponding credit reduces income tax expense.

Stock-based Compensation

The Company has two employee stock option plans: an employee stock option plan and an acquisition stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures for options granted under the employee stock option plan, and as a cost of acquisition for options granted under the acquisition stock option plan arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black-Scholes option-pricing model and the compensation amount, equal to the option’s fair value, is recognized on a graded basis over the vesting period of the option. The vesting periods of the stock options granted range from vesting immediately to vesting over a three-year period.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign Currency Translation

These financial statements are denominated in Canadian dollars, the Company’s functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

i.	monetary assets and liabilities at the rates of exchange in effect at the balance sheet date;
ii.	non-monetary assets at historical rates;
iii.	revenue and expense items at the average rates for the period, except for depreciation and amortization, which are based on historical rates.

The net effect of foreign currency translation is included in the statement of operations.

Basic and diluted earnings per share

Earnings per share are calculated using the weighted average number of paid common shares outstanding. The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share and is only recognized when the effect is dilutive.

{ 43 }

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Unrealized changes in fair value are to be recognized in the statements of operations or comprehensive income.

     All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Changes to the fair values of certain assets and liabilities as at January 1, 2007, are recognized by adjusting opening retained earnings or opening accumulated other comprehensive income.

     All financial instruments are classified into one of the following four categories: held for trading, held-to- maturity, loans and receivables, available-for-sale financial assets. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

  Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

  Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

  All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise, except for derivative instruments which represent a cash flow hedge, where the gain or loss is recognized in other comprehensive income.

In accordance with this new standard, the Company has classified its financial instruments as follows:

  Marketable securities are classified as held for trading securities. Such securities are measured at fair value in the consolidated financial statements with all gains or losses included in net earnings in the period in which they arise. Fair value is measured using the closing bid price of the security on the date of measurement. This change in accounting policy resulted in an increase of $464,385 to the carrying value of marketable securities at January 1, 2007, and an increase of $392,406 (net of future income taxes of $71,979) to retained earnings.

  The Company’s investment in the common shares of Latin American Minerals Inc. (“LAT”) is classified as available-for- sale. Such securities are measured at fair value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss). Fair value is measured using the closing bid price of the security on the date of measurement. This change in accounting policy resulted in an increase of $796,500 to the carrying value of the Company’s investment in LAT at January 1,
  2007, and an opening adjustment of $673,042 (net of future income taxes of $123,458) to accumulated other comprehensive income.

  In November 2006, the Company received one-half of one common share purchase warrant for each common share purchased of LAT as part of a private placement offering. As at December 31, 2006, a nominal value had been assigned to these warrants. Under the adoption of the new standard, these warrants are considered a derivative financial instrument and consequently are classified as held for trading and are measured at fair value. The fair value of these instruments is measured using the Black-Scholes option pricing model. This change in accounting policy resulted in an increase of $319,234 to the carrying value of the Company’s investment in LAT at January 1, 2007 and an opening adjustment of $269,753 (net of future income taxes of $49,481) to retained earnings.

(b) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

     Accordingly, the Company now reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

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3.	Acquistion Of NewWest Gold Corporation

as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of acquisition. The summarized results of the allocation are indicated in the table below:

NewWest Gold Corporation

On September 24, 2007, the Company completed the acquisition of 100% of the issued and outstanding common shares of NewWest Gold Corporation (“NWG”) by issuing 15,181,920 common shares valued at $10.54 per share (closing price of the Company’s common shares on the Toronto Stock Exchange on the date of completion) to the former NWG shareholders. In addition, the Company issued 518,050 stock options with an exercise price of $9.62 per share to the former NWG employees in exchange for the cancellation of the existing NWG stock options.

     The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date of issuance. The following weighted-average assumptions were used for the Black-Scholes option pricing model for the valuation of the stock options:

					$
				Purchase price:
				15,181,920 common shares of Fronteer	160,017,437
				518,050 stock options of Fronteer	1,615,416
				Acquisition costs	2,889,781
					164,522,634
				Net assets acquired:
				Current assets	3,356,579
				Other assets	2,353,343
				Exploration properties and deferred exploration expenditures	212,052,383
				Asset retirement obligations – current	(503,268)
				Asset retirement obligations – long term	(746,450)
				Other liabilities	(1,012,132)
				Future income tax liability	(50,977,821)
	Risk-free interest rate	4.26%			164,522,634
	Expected volatility	62.58%
	Expected life	1.20 years	4.	Marketable Securities
	Dividend rate	0.00%
				During the year ended December 31, 2007, the Company disposed of all of its marketable securities and recognized a loss on disposal of $366,143.
	The transaction was accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired

5.	Equipment

	2007			2006
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
	$	$	$	$	$	$
Field equipment	612,612	54,403	558,209	36,045	8,584	27,461
Computer equipment	284,897	124,848	160,049	227,891	79,271	148,620
Computer software	193,715	143,972	49,743	121,929	67,582	54,347
Furniture and fixtures	262,930	49,803	213,127	73,917	24,428	49,489
Automotive equipment	183,949	13,530	170,419	21,464	9,838	11,626
Leasehold improvements	108,584	23,329	85,255	19,382	2,344	17,038
	1,646,687	409,885	1,236,802	500,628	192,047	308,581

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6.

Investments

On November 21, 2006, the Company made a strategic investment in Latin American Minerals Inc. (“LAT”), a publicly traded company listed on the TSX Venture Exchange under the symbol LAT. The Company purchased, as part of a larger private placement, 5,310,000 units (“2006 unit”) offered by LAT at a price of $0.25 per 2006 unit. Each 2006 unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the Company to purchase one common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. The warrants expired unexercised. On April 4, 2007, the Company purchased 900,000 common shares of LAT at a price of $0.45 per share from an existing shareholder. On May 31, 2007, the Company increased its investment in LAT by purchasing, as part of a larger private placement, 2,000,000 units (“2007 unit”) offered by LAT at a price of $1.00 per 2007 unit. Each 2007 unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at a price of $1.25 for a period of 12 months.

     As at December 31, 2007, the Company owned 17.44% of the issued and outstanding common shares of LAT.

     As described in Note 2, the Company has determined that the share purchase warrants are derivative financial instruments and any change in fair value is included in earnings for the period. The common shares have been designated as available- for-sale and any change in fair value is included in other comprehensive income, until such time as the common shares are sold or otherwise disposed of at which time any gains or losses will be included in earnings for the period.

					7.	Provision For Reclamation

						December 31, 2007
							$
						Balance, beginning of year	-
						Acquisition of NWG (note 3)	1,249,718
						Expenditures	(17,925)
						Reclamation accretion expense	20,461
						Balance, end of year	1,252,254

						Balance sheet presentation	$

						Current portion	486,775
						Long term portion	765,479
						Balance, end of year	1,252,254

The Company has posted cash surety bonds in the amount of $1,797,010 as at December 31, 2007, with the State of Nevada, Division of Environmental Protection and the Bureau of Land Management, in respect of its reclamation obligations. These bonds are expected to be released as the associated reclamation activities are completed.

     The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At December 31, 2007, the Company’s undiscounted future reclamation and property closure cost estimate was $1,275,000. The Company expects it will complete $525,000, $525,000, and $225,000 of these expenditures in 2008, 2009 and 2010 respectively. The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The present value of the provision has been calculated using a risk-free discount rate.

			As at December 31, 2007
				Mark-to-Market Gain
			Fair Value	(Loss) during period
			$	$
	LAT – common shares		9,031,000	4,707,285
	LAT – share purchase warrants		360,906	(168,113)
			9,391,906	4,539,172

			As at January 1, 2007
		Cost at	Transitional
		December 31, 2006	Adjustment	Fair Value
		$	$	$
	LAT – common shares	1,327,500	796,500	2,124,000
	LAT – share purchase warrants	-	319,234	319,234
		1,327,500	1,115,734	2,443,234

By holding these long-term investments, the Company is inherently exposed to various risk factors, including market price risk and liquidity risk.

     At December 31, 2006, the Company also had investments in other companies for a total cost of $3,494.

     Subsequent to December 31, 2007, the Company sold its common share investment in LAT for a cash profit of $1,562,950.

{ 46 }

8.	Exploration Properties And Deferred Exploration Expenditures

	Total				Transfer to	Total
	December 31, 2006	Additions	Recoveries	Write-downs	Equity Interest	December 31, 2007
	$	$	$	$	$	$
USA
(Note 8(a))
Northumberland	-	71,099,913	-	-	-	71,099,913
Long Canyon	-	1,387,668	-	-	-	1,387,668
Sandman	-	21,378,165	-	-	-	21,378,165
Zaca	-	46,290,479	-	-	-	46,290,479
Other	-	73,678,063	-	-	-	73,678,063
	-	213,834,288	-	-	-	213,834,288
TURKEY
(Note 8(b))
Agi Dagi	7,372,405	495,237	(29,203)	-	(7,838,439)	-
Kirazli	4,493,535	196,777	-	-	(4,690,312)	-
Biga	359,476	-	-	-	-	359,476
Pirentepe	1,081,698	17,861	(14,282)	-	-	1,085,277
Halilaga	773,543	34,622	(59,710)	-	(748,455)	-
General Turkey	64,105	-	-	-	-	64,105
Aydin	34,396	1,095	-	-	-	35,491
Samli	22,512	254,957	-	-	-	277,469
Nidge	9,631	8,336	-	-	-	17,967
Dedidagi	8,517	1,869	-	-	-	10,386
TV Tower	36,198	-	-	-	-	36,198
	14,256,016	1,010,754	(103,195)	-	(13,277,206)	1,886,369
MEXICO
(Note 8(c))
Agua Grande	8,999	14,916	-	(23,915)	-	-
Clara	916,109	262,001	-	(1,178,110)	-	-
San Pedro	383,165	203,910	-	(587,075)	-	-
	1,308,273	480,827	-	(1,789,100)	-	-
YUKON
(Note 8(d))
Wernecke	2,833,723	6,700,842	(1,454,569)	-	-	8,079,996
OTHER PROPERTIES	52,205	777	-	(664)	-	52,318
	18,450,217	222,027,488	(1,557,764)	(1,789,764)	(13,277,206)	223,852,971

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	Turkey	USA	Mexico	Yukon	Other	Total
	$	$	$	$	$	$
December 31, 2006	14,256,016	-	1,308,273	2,833,723	52,205	18,450,217

Acquisition of NWG (note 3)	-	212,052,383	-	-	-	212,052,383
2007 expenditures:
Acquisition costs	2,124	-	41	34,823	268	37,256
Assaying & geochemical	44,109	38,401	17,075	443,557	112	543,254
Camp & field costs	23,866	6,493	-	1,374,458	-	1,404,817
Claim maintenance fees	-	159,030	-	-	-	159,030
Drilling	-	505,191	267,313	1,263,381	-	2,035,885
Engineering studies	238,028		-		-	238,028
Geophysics	62,924		-	29,029	-	91,953
Transportation	84,658	15,663	35,869	1,292,777	-	1,428,967
Wages, consulting and management fees	138,261	535,946	125,791	2,229,546	397	3,029,941
Other	416,784	521,181	34,738	33,271	-	1,005,974
	1,010,754	1,781,905	480,827	6,700,842	777	9,975,105
Exploration costs written-off	-	-	(1,789,100)	-	(664)	(1,789,764)
Transfer to Equity Interest	(13,277,206)	-	-	-	-	(13,277,206)
Recoveries	(103,195)	-	-	(1,454,569)	-	(1,557,764)
	(13,380,401)	-	(1,789,100)	(1,454,569)	(664)	(16,624,735)
December 31, 2007	1,886,369	213,834,288	-	8,079,996	52,318	223,852,971

(a)

USA

The Northumberland Project
The Northumberland deposit is located in northern Nye County in central Nevada. The Company owns 100% of the Northumberland property. Subsequent to year-end, the Company has reached an agreement with Newmont Mining Corporation (“Newmont”) (see subsequent events note 17) under which the Company regains a 100% interest in Northumberland. Previously, under the terms of a Joint Venture Agreement, Newmont had the option to earn a 60% interest in Northumberland by completing $25 million in expenditures.

     The holding costs for the properties at Northumberland include a per claim maintenance fee of US$125 payable annually to the Bureau of Land Management “(BLM”) plus related filing and recording fees applicable to unpatented mining claims and total US$232,966 per year. A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays the annual advance royalties of US$20,000 to the lessor. These payments are credited against a mineral production royalty of 4% of NSR from minerals produced from the claims. The Company purchased an additional unpatented mining claim at Northumberland from a private party, for a purchase price of US$50,000.

     In addition, a small portion of the area on which the Northumberland Project deposits are currently located is subject to an NSR royalty of 1% payable to a third party lessors.

Sandman Project
The Sandman Project which is owned 100% by the Company consists of various lode mining claims fee lands, which were subleased from Newmont beginning in September 1997.

     The annual payments required to the BLM and county for Sandman and nearby Ten-mile project total approximately US$96,399, which includes an annual US$125 per claim maintenance fee, plus related filing and recording fees, applicable to the Company’s unpatented mining claims. Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, US$67,200 from 2008 through 2012, and US$134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company is required to make annual lease payments of US$24,000 reducing to US$20,000 in 2009 through 2014. Sandman is also subject to NSR’s on various of its mineral claims ranging from 1% to 6%.

     Subsequent to year-end, the Company and Newmont signed a Letter of Intent whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration and making a production decision supported by a bankable feasibility study. Newmont may earn an additional 9% in Sandman by spending a further US$9,000,000 on development. Newmont will be allowed to credit against this Phase 2 earn-in obligation 60% of its actual expenditures to date at Northumberland, approximately US$5 million. Thereafter, the parties will fund the joint

{ 48 }

venture in accordance with their participating interests; provided; however, that Newmont shall have the right to recover the remaining 40% of its Northumberland expenditures (approximately US$3.75 million) from the net proceeds of the joint venture. Provided that Newmont has completed Phase 2 earn-in, Newmont shall be entitled to receive up to 90% of the Company’s proportionate share of the joint venture net proceeds distributions until the US$3.75 million is recovered. Fronteer retains a 2% NSR on production of the first 310,000 ounces at Sandman. Fronteer can also elect to have Newmont arrange financing for its 40% of development costs.

Long Canyon Project

The Long Canyon Project is the most significant of what are referred to by Fronteer as the Eastern Great Basin properties (“EGB”). The EGB Project Properties consist of an extensive area of mineral rights across a broad region, and include the Long Canyon Project and three other gold exploration projects.

     The EGB Projects properties are located in northeastern Nevada and northwestern Utah. The Company’s interest in these projects ranges from 25% to 100%.

     In 2006, NWG entered into a joint venture agreement for the Long Canyon Project with AuEx whereby the two parties combined their land positions in the Long Canyon area for an initial interest of 51% for NewWest. During Phase I of the project, NWG is obligated, to spend $5 million of exploration expenditures within a five year period. As at December 31, 2007, NWG had spent approximately US$815,000 against this earn-in obligation. After completion of Phase I, NWG may elect to carry AuEx through feasibility, if warranted, thereby earning an additional 14%, bringing its interest to 65% and reducing AuEx’s interest in the project to 35%.

     The holding costs for the EGB Projects include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, but the fee lands have minimal holding costs and the lease lands have variable leasing costs. A portion of the EGB Projects is covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. A smaller portion of the EGB Projects is covered by three separate leases for metalliferous minerals with the State of Utah at an annual cost of US$4,433.

     The annual holding costs payable to the BLM and various counties for the EGB Projects total US$30,348 without Long Canyon and US$75,742 with Long Canyon. Approximately 340 of the Long Canyon claims are subject to a 3% NSR, while the TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% - 5%.

Zaca Project

The Zaca Project, owned 100% by the Company is located in Alpine County, California. The Company holds the Zaca Project as the assignee of a lease agreement.

     The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project. The cleanup efforts are being administered by the USFS. Since the acquisition of NWG, the USFS has not sought contribution from NWG for the cleanup and the Company does not believe it will do so. However, the Company cannot rule out the possibility that the Company may be claimed to be liable to contribute to the USFS’s remediation or other CERCLA response costs at some time in the future. To date, no liability has been recorded in the Company’s financial statements. There is a 5% NSR royalty payable on certain of the Zaca claims. The annual holding costs payable to the BLM and applicable counties for the Zaca Project is approximately US$22,853.

Cortez Trends Project

The Carlin-Cortez Trends properties encompass a land position located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights.

     The holding costs for the Carlin-Cortez Trends Project include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company’s unpatented mining claims. The annual holdings costs for the Carlin-Cortez Trends Project total approximately US$30,504.

     A portion of the unpatented claims comprising the Carlin-Cortez Trends Project are subject to a 0.5% NSR royalty, and a smaller portion are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

(b)

Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding (“MOUs”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) to acquire a 100% interest in three epithermal gold properties, the Agi Dagi, the Kirazli and the Biga Properties, respectively.

{ 49 }

Agi Dagi and Kirazli Properties

On April 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of the Agi Dagi and Kirazli properties prior to the Company completing its earn-in requirements. As a result of this election, the Company was deemed to have earned 100% of each project. The Company issued to TCAM 85,000 common shares on April 30, 2006 (10,000 for Agi Dagi and 75,000 for Kirazli) and because of the TCAM back-in election has no further obligation to issue additional shares to TCAM for these properties.

     In July and August 2007, the Company was notified by TCAM that TCAM had completed its earn back expenditures on Kirazli (approximately US$5,000,000) and Agi Dagi (approximately US$10,000,000), respectively, thus earning back a 60% interest in each project. As a result, the 1% Net Smelter Return (“NSR”) royalty granted to TCAM on Agi Dagi and a 2% NSR on Kirazli have been cancelled.

     TCAM has notified the Company that it has elected not to earn an additional 10% on the Agi Dagi and Kirazli properties available under the terms of the original agreement. The Company will therefore be required to contribute 40% of further exploration and development costs on these properties, or suffer dilution in the project. The Company holds its 40% interest in Kirazli and Agi Dagi through ownership of 40% of two Turkish subsidiaries of TCAM. The Company now accounts for these investments as equity investments (see note 10).

     Should Kirazli and Agi Dagi go into production, the Company must pay TCAM a production bonus of US$10 per ounce of gold from the originally defined resource areas at each property, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli.

Biga Properties

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn-back 60% of four newly designated properties governed by the Biga Properties MOU, called Pirentepe, Halilaga, TV Tower and Dedidagi. As a result of this election, the Company was deemed to have earned a 100% interest in each of these properties. The Company and TCAM agreed to a reallocation of costs, previously capitalized to the Biga Properties, to each of the designated properties to determine the amount of TCAM’s earn back expenditure. Under the terms of the original MOU, to earn back a 60% interest in any one of these four properties, TCAM was required to spend approximately US$2,800,000 on Pirentepe, approximately US$2,100,000 on Halilaga, approximately US$97,000 on TV Tower and approximately US$23,000 on Dedidagi, by November 30, 2009, with 50% or more required in year one (requirement not met for TV Tower or Dedidagi). TCAM may earn an additional 10% interest in each property by completing a feasibility study and completing other requirements within four years of the earn-back date.

     In August 2007, TCAM notified the Company that it had incurred exploration expenditures totaling approximately US$2,100,000 on Halilaga, thereby earning back a 60% interest. TCAM has been granted an extension to December 31, 2008 on its election whether to earn an additional 10% interest in the property. In turn TCAM has agreed to solely fund US$3,000,000 in exploration in Halilaga in 2008. TCAM originally had until mid November 2007, to notify the Company whether it had elected to earn back an additional 10% interest by taking Halilaga to feasibility. The Company holds its interest in Halilaga through ownership of 40% (30% if TCAM elects to earn back a further 10%) of a Turkish subsidiary of TCAM. Should TCAM not elect to earn the additional 10% on the Halilaga property the Company will be liable for 40% of any amounts incurred by TCAM in excess of the earn-back amount The Company now accounts for its investment in Halilaga as an equity investment (See Note 10).

     As at December 31, 2007, TCAM reports that it has incurred expenditures of approximately US$1,454,000 on Pirentepe. In addition, the Company acquired by way of auction two properties in Balikesir Province called the Samli Property and three properties in Canakkale Province, Turkey, at a cost of $25,142.

(c)

Mexico

On October 26, 2005, the Company entered into an agreement with Minera Teck Cominco S.A de C.V (“Minera”), whereby the Company can acquire a 100% interest in both the Clara and San Pedro gold properties, located in the state of Jalisco. The Company also staked the Agua Grande property.

     At June 30, 2007, the Company after considering all available information and results regarding these properties decided to cease exploration activities on these properties for the foreseeable future. As a result, deferred exploration expenditures totaling $1,789,100 related to the Mexican properties has been written-off.

(d)

Wernecke Breccias, Yukon

On January 24, 2006, the Company and Rimfire Mineral Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada, a subsidiary of Newmont Mining Corporation (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”), to acquire mineral claims and a data set covering a large region of northern Yukon Territory known as the Wernecke Breccias. The Company and Rimfire have earned a 100% interest in the claims and data by spending a minimum of $2,000,000 on exploration and staking additional claims within the agreement’s area of interest (“AOI”). Newmont and NVI retain a total 2% NSR over the AOI. The Company is the operator of the project, with an 80% interest, and Rimfire holds a 20% interest.

{ 50 }

    In May 2007, the Company and Rimfire reached an agreement regarding the joint operation of an unincorporated joint venture whereby ongoing exploration expenses will be shared pro rata subject to dilution for non- participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital.

    During the year ended December 31, 2007, the Company recovered $1,454,569 from Rimfire. Of this amount, $164,179 represents Rimfire’s share of the costs incurred in 2006 in excess of the $2 million earn-in amount and the remaining $1,290,390 represents Rimfire’s proportionate share of the costs incurred for the 2007 summer field program.

    The joint venture net assets consist solely of the venturers’ interests in the property.

    Under the equity method, the Company’s interest in the net assets and results of operations of Aurora are presented in a single line on the balance sheet as “Investment in Aurora Energy Resources Inc.” and in the statement of operations as “Equity in loss of Aurora Energy Resources Inc.”, respectively. The Company has recorded a dilution gain of $43,039,000 (2006 - $26,489,773) with respect to its investment in Aurora for the year ended December 31, 2007, which is also included on the balance sheet as a part of “Investment in Aurora Energy Resources Inc.” The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora.

    As at December 31, 2007, the Company owned 30,947,336 common shares of Aurora or approximately 42.3% of Aurora’s issued and outstanding common shares. The fair value of these shares at December 31, 2007 was $418,717,456.

    In October 2007, the Nunatsiavut government initiated the next steps towards its policy on uranium mining on Labrador Inuit Lands, and struck a committee to further study the issue. In March 2008, Aurora reported that the Nunatsiavut Assembly passed on first reading a bill to institute a three year moratorium on uranium mining and milling. It is anticipated that the bill will be considered again on second reading by the Assembly sometime after April 1, 2008. Aurora continues to assess what affect this temporary suspension may have on its presently planned exploration and development schedule.

    Summarized financial information is included in the table below:

9.

Investment In Turkish Properties

Upon the notice of completion of earn-back by TCAM in the Agi Dagi, Kirazli and Halilaga projects and the consequential reduction in the Company’s ownership of these projects to 40%, the Company has commenced accounting for its investment in the Agi Dagi, Kirazli and Halilaga projects using the equity method of accounting. Under the equity method, the Company’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investment in Turkish Properties” and in the statement of operations as “Equity in loss on Turkish Properties”, respectively. Effective July 25, 2007 for the Kirazli project and August 15, 2007, for the Agi Dagi and Halilaga projects (the effective earn-back dates), the Company has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”. Any associated future income tax liabilities related to these costs at the time of transfer has also been netted against “Investment in Turkish Properties”.

10.	Investment In Aurora Energy Resources Inc.	Balance Sheet
			As at	As at

Effective March 22, 2006, the Company’s ownership interest in Aurora was reduced to 50.2% as a result of Aurora issuing additional common shares to third parties in its initial public offering. Prior to this date, the Company had a joint venture ownership interest that exceeded 50.2%. The Company’s consolidated financial statements for prior periods include the Company’s proportionate share of Aurora’s assets, liabilities, operations and cash flows.

    On March 30, 2006, the Company was notified that the Underwriters of Aurora’s Initial Public Offering would be exercising their over allotment option to purchase an additional 1,041,667 common shares of Aurora, thereby diluting the Company’s ownership to 49.3%. The exercise of the over-allotment option was completed on April 5, 2006. Accordingly, the equity method has been applied to account for the Company’s investment in Aurora from March 22, 2006, onwards. The Company invested an additional $10,000,002 in a private placement offering in Aurora on October 5, 2006, subscribing for 956,938 common shares at $10.45 per share.

			December 31,	December 31,
			2007	2006
			$	$
		Assets
		Cash and cash equivalents	131,094,585	53,137,862
		Exploration properties and deferred exploration
		and development expenditures	56,710,497	22,341,413
		Other assets	4,381,855	940,034
			192,186,937	76,419,309
		Liabilities	7,307,686	1,848,557
		Shareholders’ Equity	184,879,251	74,570,752

		Statement of Operations
			Year ended	Year ended
			December 31,	December 31,
			2007	2006
			$	$
		Loss from operations	11,079,643	13,997,933
		Other income	(2,213,913)	(1,009,599)
		Future income tax recovery	(1,450,824)	(416,694)
		Net loss and comprehensive loss for the year	7,414,906	12,571,640

{ 51 }

11.

Income Taxes

(a) Provision for income taxes:

The recovery of income taxes differs from the amount that would have resulted from applying combined Canadian federal and provincial statutory tax rates for 2007 of 34.12% (2006 – 34.12%; 2005 – 34.86%).

    As at December 31, 2007, the Company had approximately $15,827,501, $930,142, and $60,970, of Canadian exploration expenses, Canadian development expenses and foreign resource expenses, respectively which, under certain circumstances, may be utilized to reduce taxable income in future years.

					12.	Share Capital
		December 31,	December 31,	December 31,
		2007	2006	2005

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

(a) Financing:

In March 2007, the Company completed a private placement financing, issuing a total of 4,100,000 common shares at a price of $14.75 per share for gross proceeds of $60,475,000. The offering had a 15% greenshoe option, allowing the Underwriters to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. On April 5, 2007, the Company was notified that the Underwriters’ would be purchasing 398,000 common shares under this greenshoe option for gross proceeds of $5,870,500 to the Company. The remaining greenshoe option expired on April 15, 2007. The Underwriters received a cash commission of 5% of gross proceeds.

 (b) Stock Option Plan:

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

    Stock option transactions and the number of stock options outstanding are summarized as follows:

		$	$	$
	Income (loss) before taxes	24,743,157	14,017,105	(5,668,336)
	Expected income tax expense
	(recovery)	8,442,365	4,782,636	(1,975,982)
	Adjustments resulting from:
	Permanent differences, primarily
	relating to stock-based
	compensation and dilution gains	(3,760,865)	415,779	(63,638)
	Rate differences in
	other jurisdictions	374,957	-	63,240
	Changes in enacted rates	(1,431,292)	(719,621)	57,456
	Effects of change to equity
	accounting for Aurora	-	5,827,681	-
	Other	(29,034)	-	19,207
	Future tax assets not
	previously recognized	-	-	(391,600)
	Change in valuation allowance	772,285	(11,305,005)	1,918,924
	Income tax expense (recovery)	4,368,416	(998,530)	(372,393)

	(b) Future tax balances: The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows

		December 31,	December 31,	December 31,
		2007	2006	2005
		$	$	$
	Future income tax assets (liabilities):
	Operating losses carried forward	3,566,394	1,265,005	1,479,041
	Equipment	57,483	51,306	62,345
	Share issue costs	1,523,499	897,394	458,612
	Investment in Aurora	(9,004,052)	(4,263,764)	-
	Mineral properties	(52,098,130)	-	-
	Investments	(764,020)	-	-
	Resource expenses	2,351,062	738,463	8,398,228
	Other	55,747	(26,752)	2,891
	Valuation allowance	(908,535)	(233,824)	(11,538,729)
		(55,220,552)	(1,572,172)	$(1,137,612)			Weighted Average
							Exercise Price

As at December 31, 2007, the Company had available for deduction against future taxable income in Canada non-capital losses of approximately $2,336,830 (2006 - $3,322,411). These losses, if unutilized, have expiration years ranging from 2008 to 2027. The Company also has available for deduction against future taxable income in the USA losses carried forward of $5,734,937, which have expiration years ranging from 2026 to 2027.

    In addition, the Company has available for deduction against future taxable income in Turkey and Mexico losses carried forward of $2,113,172, which expire in 2010, and losses carried forward of $1,735,361 which expire in 2015, respectively. The potential income tax benefit of these losses has been offset by a valuation allowance.

							Shares	$
						Balance, December 31, 2005	3,780,500	1.32
						Options granted	1,225,000	6.64
						Options exercised	(1,058,066)	1.14
						Options expired	(98,334)	5.40
						Balance, December 31, 2006	3,849,100	2.95
						Options granted	1,580,000	11.82
						Options exercised	(715,365)	1.84
						Options cancelled	(62,668)	7.74
						Balance, December 31, 2007	4,651,067	6.66
						Options exercisable at December 31, 2007 totalled 3,609,400 (2006 – 3,154,101).

{ 52 }

At December 31, 2007, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

    The fair value of options granted during the year ranged from $5.06 to $8.06 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

					Weighted
					average
		Weighted	Weighted		exercise			December 31, 2007	December 31, 2006
		average	average		price of		Risk free interest rate	3.65% to 4.33%	4.1% to 4.5%
	Number	remaining	exercise	Number	options		Expected life	3.35 years	4.2 to 4.5 years
	of options	contractual	price	of options	exercisable		Expected volatility	73.6% to 75.1%	65.4% to 80.9%
Range of prices	outstanding	life	$	exercisable	$		Expected dividend yield	0.0%	0.0%
$0.01 to $0.99	315,000	0.88 years	0.84	315,000	0.84
$1.00 to $1.99	1,306,000	1.75 years	1.26	1,306,000	1.26
$2.00 to $2.99	400,000	2.50 years	2.34	400,000	2.34	13. 13.

    For the year ended December 31, 2007, the Company has capitalized a total of $1,229,697 (2006 - $128,379) of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $8,732,286 (2006 - $3,035,209) of stock-based compensation expense. The Company has also included in the cost of acquisition of NWG an amount of $1,615,416, which represents the fair value of the options granted to former NWG employees in exchange for the cancellation of the existing NWG stock options.

(e) Warrants:

For the year ended December 31, 2007, 1,797,361 warrants with a weighted-average exercise price of $2.75 were exercised for gross proceeds of $4,942,743 to the Company. As at December 31, 2007, there were no outstanding share purchase warrants.

Commitments

(a) The Company has entered into leases for premises and office equipment. Total minimum lease commitments, total approximately $2,220,996. Minimum rental commitments for the following years total:

$3.00 to $3.99	30,000	2.75 years	3.26	30,000	3.26
$4.00 to $4.99	160,000	3.25 years	4.51	115,000	4.49
$6.00 to $6.99	735,067	3.36 years	6.50	633,400	6.50
$9.00 to $9.99	100,000	1.94 years	9.59	-	9.62
$10.00 to $10.99	660,000	4.49 years	10.24	175,000	10.08
$11.00 to $11.99	60,000	4.91 years	11.10	-	-
$14.00 to $14.99	835,000	4.17 years	14.24	618,333	14.23
$16.00 to
$16.99	50,000	4.30 years	16.09	16,667	16.09
	4,651,067	2.86 years	6.66	3,609,400	5.65

(c) Acquisition Stock Option Plan:

In August 2007, the Company’s Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NWG options with Fronteer stock options. Refer to Note 3.

    Stock option transactions and the number of stock options outstanding are summarized as follows:

					Weighted Average
					Exercise Price
				Shares	$
Balance, December 31, 2006				-	-
Options granted				518,050	9.62
Options exercised				(13,650)	9.62				Amount
Balance, December 31, 2007				504,400	9.62		Year		$

Options exercisable at December 31, 2007 totalled 504,400. At December 31, 2007, under the Acquisition Stock Option Plan the Company had stock options issued and outstanding as follows:
							2008		614,118
							2009		453,707
							2010		453,896
							2011		313,344
	Number of options		Weighted average remaining		Weighted Average		2012		261,078
Price	outstanding		contractual life		Exercise Price		Subsequent to 2012		124,853
$9.62	504,400		1.40 years		$9.62				2,220,996

    The company is also responsible for its share of property taxes and operating costs on office premises leases.

(b) The Company has entered into a services agreement for drilling services on its Samli deposit which include a minimum payment of US$150,000 by the Company for fiscal 2008.

(d) Stock-based compensation:

For the year ended December 31, 2007, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options. Exercise price and vesting terms may also vary.

{ 53 }

14.

Financial Instruments

(a) Credit Risk:

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts receivable and amounts due from various joint venture partners. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount. The Company’s accounts receivable are primarily derived from input tax credits receivable and expenditures incurred on mineral properties in which the Company is involved in a joint venture and therefore entitled to reimbursement of a percentage of the expenditures.

    The Company performs an ongoing evaluation of its joint venture partners’ financial condition and, in all cases, requires no collateral from its joint venture partners. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectibility of accounts receivable is in question.

(b) Fair Values:

At December 31, 2007, the fair values of cash, receivables, amounts due from related party, accounts payable and accrued liabilities approximated their carrying values because of the short-term nature of these instruments.

16.

Segmented And Joint Venture Information

Geographical segmented information
The Company has four geographical segments: Canada, United States, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its equity- accounted investment in Aurora, exploration properties and deferred exploration expenditures and have been disclosed in Notes 8, 9 and 10. The net income (loss) relating to the operations in Canada, United States, Mexico and Turkey totaled $23,738,077, $348, ($1,292,809) and ($2,070,875) respectively for the year ended December 31, 2007.

17.

Subsequent Events

(a) Subsequent to December 31, 2007, the Company signed a letter of intent with Newmont. Under the terms of the agreement the Company regains a 100% interest in the Northumberland project and allows Newmont the option to earn an initial 51% in the Sandman project by spending a minimum US$14,000,000 on exploration. The initial 51% earn-in is also subject to various other conditions being met. Newmont may earn an additional 9% in Sandman by spending a further US$9,000,000 on development. The Company retains a 2% NSR on production of the first 310,000 ounces at Sandman. The Company can also elect to have Newmont arrange financing for its 40% of development costs.

b) Subsequent to December 31, 2007, and up to March 27, 2008, 1,687,500 stock options were granted by the Company at exercise prices ranging from $8.04 to $9.96 exercisable for periods ranging from five to ten years and 30,000 stock options were exercised for total proceeds of $97,800 to the Company.

(c) Subsequent to December 31, 2007, the Company sold its common share investment in LAT for a cash profit of $1,562,950.

15.

Related Party Transactions

(a) For the year ended December 31, 2007, the Company paid or accrued $2,925 (2006 – $8,177) in legal fees to a law firm of which a director is a partner.

(b) For the year ended December 31, 2007, the Company invoiced Aurora $807,070 (2006 - $1,162,245) for its share of office costs, employee wages and benefits. At December 31, 2007, the Company had a receivable due from Aurora of $107,865 (December 31, 2006 - $88,154) relating to these expenditures.

    In April 2006, the Company and Aurora signed a cost- sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement can be terminated on 60 days notice by either party.

{ 54 }

18.	Differences Between Canadian And U.S. Generally Accepted Accounting Principles				The following sets out the material balance sheet differences between Canadian and U.S. GAAP:
	The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net loss for the years ending December 31, 2007, 2006 and 2005 and to shareholders’ equity at December 31, 2007, 2006 and 2005 in order to conform to accounting principles generally accepted in the United States (“U.S. GAAP”).						2007	2006
							$	$
					1.	Exploration properties and deferred
						exploration expenditures

						Canadian GAAP	223,852,971	18,450,217
						Deferred exploration costs prior to the establishment of
						proven and probable mineral reserves (Note 18a)	(10,166,210)	(14,475,249)
						Future income tax effect of exploration costs (Note 18a)	(149,476)	(1,029,564)

		Year ended	Year ended	Year ended		U.S. GAAP	213,537,285	2,945,404
		December 31,	December 31,	December 31,	2.	Investment in Turkish Properties
		2007	2006	2005
	STATEMENT OF (LOSS) INCOME:	$	$	$		Canadian GAAP	12,957,378	-
						Equity in loss of Turkish Properties (Note 18e)	(569,716)	-
	Net income (loss) based on Canadian GAAP	20,374,741	$ 15,011,639	(5,304,538)		Deferred exploration costs prior to the establishment
	Deferred exploration costs prior to the					of proven and probable mineral reserves (Note 18e)	(9,842,004)	-
	establishment of proven and probable
	mineral reserves (Note 18a)	(7,978,645)	(5,855,941)	(8,136,593)		Future income tax effect of exploration costs (Note 18e)	(1,030,963)	-
	Flow-through shares (Note 18h)	-	525,000	(162,800)			1,514,695	-
	Dilution gain (Note 18d)	(43,039,000)	(26,489,773)	-	3.	Long term investments
	Equity loss of Aurora (Note 18d)	(15,836,033)	(7,956,411)	-		Canadian GAAP	9,391,906	1,327,500
	Equity loss of Turkish Properties (Note 18e)	(569,716)	-	-		Comprehensive income (Note 18b)	-	1,062,000
	Stock-based compensation					U.S. GAAP	9,391,906	2,389,500
	for employees (Note 18f)	12,551	362,559	840,528
	Unrealized gains on trading				4.	Marketable securities
	securities (Note 18c)	-	640,888	-
						Canadian GAAP	-	3,536,397
	Change to future income tax expense	3,851,989	220,043	-
						Unrealized gains (Note 18c)	-	640,888
	Net loss for the year based on U.S. GAAP	(43,184,113)	(23,541,996)	(12,763,403)
						U.S. GAAP	-	4,177,285
	Weighted average number
	of shares outstanding	70,692,759	55,944,336	45,054,136	5.	Investment in Aurora
	Loss per share, basic and diluted	(0.61)	(0.42)	(0.28)		Canadian GAAP	76,696,684	37,508,155
						Incremental dilution gain (Note 18d)	2,054,582	834,671
	SHAREHOLDERS’ EQUITY:					Incremental dilution gain from prior year	834,671	-
	Shareholders’ equity based					Equity in loss of Aurora from prior years	(10,590,690)	(2,634,279)
	on Canadian GAAP	366,849,777	99,364,065	31,736,769
	Deferred exploration costs prior to the					Equity in loss of Aurora (Note 18d)	(15,836,033)	(7,956,411)
	establishment of proven and probable					U.S. GAAP	53,159,214	27,752,136
	mineral reserves (Note 18a)	(20,008,214)	(14,475,249)	(12,758,885)
	Accumulated equity loss of Aurora (Note 18d)	(26,426,723)	(10,590,690)	-	6.	Capital Stock
	Equity loss of Turkish Properties (Note 18e)	(569,716)	-	-		Canadian GAAP	320,515,042	88,176,082
	Flow-through shares (Note 18h)	-	140,833	(525,000)		Stock based compensation (Note 18f)	-	-
	Accumulated incremental dilution
	gains (Note 18d)	2,889,253	834,671	-		Flow-through common shares (Note 18h)	-	(384,167)
	Cumulative other comprehensive
	ncome (Note 18b)	-	1,062,000	-		U.S. GAAP	320,515,042	87,791,915
	Unrealized gains on trading
	securities (Note 18c)	-	640,888	-	7.	Contributed surplus
	Cumulative change to future					Canadian GAAP	16,234,821	5,484,416
	income tax expense	4,072,032	220,043	-		Stock based compensation (Note18f)	(3,253,640)	(3,241,089)
	Shareholders’ equity based on U.S. GAAP	326,806,410	77,196,561	18,452,884		Dilution gain (Note 18d)	45,093,582	27,324,444
						Dilution gain from prior year	27,324,444	-
						Other comprehensive income (Note 18b)	-	1,062,000
						U.S. GAAP	85,399,207	30,629,771

					8.	Future income taxes
						Canadian GAAP	55,220,552	1,572,172
						Future income tax effect of exploration costs (Note 18a)	(1,180,439)	(1,029,564)
						Flow-through common shares (Note 18h)	-	(140,833)
						Cumulative change to future income tax expense	(4,072,032)	(220,043)
						U.S. GAAP	49,968,081	181,732

{ 55 }

(a)

Interest in Exploration Properties and Deferred Exploration Costs
Under U.S. GAAP, acquisition costs are capitalized, but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that economically proven and probable mineral reserves exist, after which all such costs are capitalized.

	(e)

Investment in Turkish Properties
Under U.S. GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that economically proven and probable mineral reserves exist, after which all such costs are capitalized. The Company’s equity loss pickup of the Turkish Properties increased due to the expensing of deferred exploration expenditures in the Turkish Properties, incurred subsequent to the earn-back by TCAM, under U.S. GAAP.

(b)

Long term investments
Prior to the adoption of the new Canadian accounting standards for financial instruments on January 1, 2007 (Note 2), a US and Canadian GAAP difference existed in the accounting for the Company’s long-term investments, which, under U.S. GAAP (SFAS 115), are classified as available-for-sale securities and carried at fair value. In 2006 the unrealized holding gains on available-for-sale securities were not recognized under Canadian GAAP, but were recognized under U.S. GAAP as a component of comprehensive loss and reported in a separate component of shareholders’ equity until realized. For the year ended December 31, 2006, under U.S. GAAP the Company’s long- term investments increased by $1,062,000 (2005 - $Nil).

	(f)

Stock-based Compensation
Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“SFAS”) 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation.” SFAS 123(R) requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

    Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation cost for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R), are recognized based upon the provisions of SFAS 123. The cumulative effect of a change in accounting principle to reflect forfeitures for prior periods was determined to be immaterial and not recorded. Prior to adoption, the Company applied the intrinsic value method to employee awards pursuant to APB 25 and related interpretations. Under the intrinsic value method, no stock-based compensation had been recognized as the exercise price of employee options equaled or exceeded the fair market value of the underlying stock at the date of grant. If the Company had accounted for its stock-based compensation plan for employees under SFAS 123 for fiscal year ending December 31, 2005, the proforma impact would have been as follows:

(c)

Marketable securities
Prior to the adoption of the new Canadian accounting standards for financial instruments on January 1, 2007 (Note 2), a US and Canadian GAAP difference existed in the accounting for the Company’s marketable securities, which, under U.S. GAAP (SFAS 115), are classified as trading securities and carried at fair value. In 2006 the unrealized holding gains on marketable securities were not recognized under Canadian GAAP, but were recognized under U.S. GAAP as a component of net loss. For the year ended December 31, 2006, under U.S. GAAP the Company’s marketable securities increased by $640,888 (2005 - $Nil).

(d)

Investment in Aurora
Under Canadian GAAP, the Company recognized a dilution gain of $43,039,000 (2006 - $26,489,773) on issuance of additional common shares by Aurora (note 10). Under U.S. GAAP, the Company also recognized a dilution gain of $45,093,582 (2006 - $26,489,773), but the dilution gain would be recognized as a capital transaction in stockholders equity as the gain would not be considered assured of realization as Aurora is a development stage entity.

    The Company’s equity loss pickup of Aurora increased primarily due to the expensing of deferred exploration expenditures in Aurora under U.S. GAAP.

			2005
			$
		Net loss for the year based on US GAAP	(12,763,403)
		Expense under SFAS 123	(840,528)
		Pro forma net loss	(13,603,931)

{ 56 }

(g)

Statements of Cash Flows
As a result of the treatment of mining interests under item (a) above, cash expended for the exploration costs would have been classified as operating rather than investing, resulting in the following totals under US GAAP:

					(j)

Accounting for Uncertainty in Income Taxes In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”. This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

    Effective January 1, 2007 the Company adopted FIN 48. The adoption did not result in any adjustment to opening retained earnings under US GAAP. As a result of the implementation of FIN 48, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expense.

    The Company is subject to taxation in Canada and various other foreign jurisdictions. The Company is currently open to audit under the statute of limitations by regulators in these jurisdictions for years ended December 31, 2003 through 2007.

		2007	2006	2005
		$	$	$
	Cash from operating activities	(11,350,452)	(8,244,276)	(12,475,291)
	Cash from investing activities	1,071,451	(15,388,061)	4,189,176

(h)	Comprehensive Income

For U.S. GAAP purposes Statement of Financial Accounting Standards No. 130 (“FAS 130”) establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

		2007	2006	2005
		$	$	$
	Net loss for the year based on U.S. GAAP	(43,184,113)	(23,541,996)	(12,763,403)
	Other comprehensive income:
	Change in unrealized gains on
	available for sale securities	4,115,446	1,062,000	-
	Comprehensive loss based on U.S. GAAP	(39,068,667)	(22,479,996)	(12,763,403)
					(k)

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly- listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(i)	Flow-through Shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

    Furthermore, under U.S. GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash. As at December 31, 2007, unexpended flow-through funds totalled $nil (2006 - $nil; 2005 - $413,334).

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Inventories
In March 2007, the AcSB approved a new standard with respect to inventories effective for fiscal years beginning on or after January 1, 2008. The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first-out inventory costing methodology; and requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The adoption of this new standard is not expected to have a material impact on the Company’s earnings.

Capital Disclosures
As a result of new Section 1535, Capital Disclosures, the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualitative information regarding an entity’s objectives, policies and procedures for managing capital. This Section is applicable for the fiscal year beginning on January 1, 2008.

Disclosure and Presentation of Financial Instruments
 New accounting recommendations for disclosure and presentation of financial instruments are effective for the Company beginning January 1, 2008. The new recommendations require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

Goodwill and Intangible Assets
The Accounting Standards Board has also issued a new Section 3064, Goodwill and Intangible Assets, to replace current Section 3062, Goodwill and Other Intangible Assets. The new section establishes revised standards for recognizing, measuring, presenting and disclosing goodwill and intangible assets. CICA 3064 is effective for fiscal years beginning on or after October 1, 2008 and will be adopted by the Company for the year ending December 31, 2009.

Future Accounting Changes
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”), effective for fiscal periods beginning after November 15, 2007. SFAS defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. However, SFAS 157 is still required to be adopted effective January 1, 2008, for financial assets and liabilities that are carried at fair value. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial Statements.

    In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial Statements.

    In December 2007, the FASB issued SFAS 141(R) “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R), which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.

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Corporate Information

Corporate Head Office – Vancouver	Registrar and Transfer Agent
1055 West Hastings Street, Suite 1650	Equity Transfer and Trust Company
Vancouver, British Columbia, Canada V6E 2E9	400-200 University Avenue
Phone: 604-632-4677	Toronto, Ontario, Canada M5H 4H1
Fax: 604-632-4678
www.fronteergroup.com	Registrar and Transfer Agent – US
info@fronteergroup.com	Registrar and Transfer Company
10 Commerce Drive, PO Box 1727
Cranford, New Jersey, USA 07016
Information Office – Toronto
80 Richmond Street West, 12th Floor	Directors
Toronto, Ontario, Canada M5A 2A4	Oliver Lennox-King, Chairman
Mark O’Dea
Phone: 416-362-5556	George Bell
Fax: 416-362-3331	Scott Hand
Lyle Hepburn
Exploration Office – US	Donald McInnes
250 S. Rock Blvd, Suite 118	Jo Mark Zurel
Reno, Nevada, USA 89502

Legal Counsel	Officers and Management
Cassels Brock & Blackwell	Mark O’Dea, President & CEO
2100 Scotia Plaza	Sean Tetzlaff, CFO & Corporate Secretary
40 King Street West	Ian Cunningham-Dunlop, Vice President, Exploration
Toronto, Ontario, Canada M5H 3C2	Jim Lincoln, Vice President, Operations
Chris Lee, Chief Geoscientist

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia, Canada V6C 3S7

Shares Quoted
Toronto Stock Exchange: FRG
American Stock Exchange: FRG

1055 West Hastings Street, Suite 1650
Vancouver, BC V6E 2E9

Phone 604.632.4677
Toll Free 1.877.632.4677 (North America)
Fax 604.632.4678

 info@fronteergroup.com
www.fronteergroup.com

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